Exhibit 2.1

MEMBERSHIP INTEREST PURCHASE AND SALE AGREEMENT

BETWEEN

FR NAVIGATOR HOLDINGS LLC,

NUSTAR LOGISTICS, L.P.

and

NUSTAR ENERGY, L.P.

dated

April 11, 2017

i

ii

Exhibits
Exhibit A	Form of Transferred Interest Assignment Agreement
Exhibit B	Form of Escrow Agreement

iii

This MEMBERSHIP INTEREST PURCHASE AND SALE AGREEMENT, dated April 11, 2017 is by and among:

(1)	FR Navigator Holdings LLC, a Delaware limited liability company (“Seller”);

(2)	NuStar Logistics, L.P., a Delaware limited partnership (“Purchaser”); and

(3)	solely for purposes of Article 9, NuStar Energy, L.P., a Delaware limited partnership (“Guarantor”).

RECITALS

WHEREAS, Seller owns 100% of the issued and outstanding limited liability company interests in Navigator Energy Services, LLC, a Delaware limited liability company (the “Company”) (such interests, the “Transferred Interests”);

WHEREAS, the Company owns and operates crude oil transportation, pipeline gathering and crude storage assets located in the Permian Basin of West Texas;

WHEREAS, Seller wishes to sell the Transferred Interests to Purchaser and Purchaser wishes to purchase the Transferred Interests from Seller, subject to the terms and provisions set forth below and herein;

WHEREAS, as of the date hereof, certain employees of the Company and Purchaser have entered into letter agreements regarding transition services (each, a “Transition Services Letter”), pursuant to which such Persons have agreed, subject to the occurrence of the Closing, to assist Purchaser with the transition of operations of the Company to personnel of the Purchaser; and

WHEREAS, as of the date hereof, certain employees of the Company have entered into a Confidentiality, Non-Solicitation and Non-Competition Agreement, pursuant to which such Persons have agreed, subject to the occurrence of the Closing, to abide by certain restrictive covenants for a period of time after the Closing.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties and covenants contained herein, the Parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Definitions. As used in this Agreement (including in the Recitals above), the following terms, when capitalized, shall have the following meanings:

“Accounting Firm” has the meaning given such term in Section 2.4(c).

“Affiliate” means any Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with, the Person specified. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether through ownership of voting securities, by contract or otherwise. For the avoidance of doubt, the Company Group shall be considered “Affiliates” of (i) Seller prior to, but not after, Closing and (ii) Purchaser after, but not prior to, Closing.

“Agreement” means this Membership Interest Purchase and Sale Agreement among Seller and Purchaser, including all of the Schedules and Exhibits attached hereto (which are hereby incorporated by reference and made a part hereof for all purposes), all as may be amended, modified or supplemented from time to time after the Execution Date.

“Alternative Financing” has the meaning given such term in Section 5.5(c).

“Base Purchase Price” means $1,475,000,000.00.

“Books and Records” means originals, copies or electronic versions of all books, ledgers, files, reports, operating records and any other material documents of the Company or the Company Subsidiaries.

“Business Day” means a day other than (i) a Saturday, Sunday or (ii) any day on which banks located in New York, New York or Dallas, Texas are authorized or obligated to close.

“Cash Amount” means the sum of (a) all cash and cash equivalents held by the Company or any of the Company Subsidiaries as of the Closing, in each case, including cash resulting from checks deposited on or prior to the Closing Date that clear after the Closing Date (but only to the extent that such amounts are not included in the calculation of Net Working Capital) but deducting the aggregate amount of checks outstanding but not presented for payment at such time (but only to the extent that such amounts are not deducted in the calculation of Net Working Capital), plus (b) any Reimbursable Transaction Expenses actually paid by the Company or any Company Subsidiary prior to the Closing that have not been reimbursed prior to the Closing.

“Closing” has the meaning given such term in Section 2.3.

“Closing Capital Expenditures” means the aggregate amount of cash expended by the Company Group for capital expenditures during the period from January 1, 2017 through the Closing.

“Closing Capital Expenditures Difference” means Closing Capital Expenditures minus Target Capital Expenditures (it being understood that the Closing Capital Expenditures Difference may be either a positive or negative number).

“Closing Date” has the meaning given such term in Section 2.3.

“Closing Date Statement” has the meaning given such term in Section 2.4(a).

“Closing Indebtedness” means the aggregate amount of Indebtedness of the Company Group outstanding as of the Closing; provided that Closing Indebtedness shall exclude Indebtedness due solely to and/or from one Company Group member to another.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning given such term in the Recitals.

“Company Group” means the Company and the Company Subsidiaries.

“Company Subsidiaries” has the meaning given such term in Section 3.5(a).

“Confidentiality Agreement” means the Confidentiality Agreement dated January 20, 2017, by and between the Company and Guarantor.

“Contract” means any binding contract, agreement, indenture, note, bond, loan, instrument, lease, license, purchase order, commitment or other arrangement or agreement.

“Credit Agreement” means the Credit Agreement, dated as of July 30, 2015, between the Company, the lenders party thereto, and Wells Fargo Bank, National Association, as administrative agent, as amended by the First Amendment to Credit Agreement, dated as of August 25, 2016, by and among the Company, the lenders party thereto, and Wells Fargo Bank, National Association, as administrative agent, and as further amended, modified or supplemented from time to time.

“Cushing/Midland Spread” means the arithmetic average of the Daily Argus Cushing/Midland Spread for the 30-day period ending on the Business Day immediately prior to the Closing Date, excluding each day that is a weekend, NYMEX holiday, or other day for which NYMEX does not report the daily settlement price.

“Current Assets” means, with respect to the Company Group, as of the Closing, the current assets of such Persons in the categories set forth on Section 1.1(a) of the Seller Disclosure Schedules, as determined in accordance with GAAP, in a manner consistent with the accounting policies, procedures, principles and classifications used in the preparation of the Financial Statements (calculated without giving effect to any purchase accounting adjustments resulting from the consummation of the transactions contemplated hereby), but shall exclude (i) cash and cash equivalents, (ii) deferred Tax assets and (iii) Owned Crude.

“Current Liabilities” means, with respect to the Company Group, as of the Closing, the current liabilities of such Persons in the categories set forth on Section 1.1(b) of the Seller Disclosure Schedules, as determined in accordance with GAAP, in a manner consistent with the accounting policies, procedures, principles and classifications used in the preparation of the Financial Statements (calculated without giving effect to any purchase accounting adjustments resulting from the consummation of the transactions contemplated hereby), including Transaction Expenses that are unpaid as of the Closing, but shall exclude all liabilities (i) for Closing Indebtedness, (ii) for Reimbursable Transaction Expenses and (iii) for deferred Taxes.

“Daily Argus Cushing/Midland Spread” means for a given day, (a) the Argus daily high/low average for WTI Cushing minus (b) the Argus daily high/low average for Midland WTI.

“Debt Commitment Letter” has the meaning given such term in Section 4.3.

“Debt Financing” has the meaning given such term in Section 4.3.

“Debt Financing Sources” has the meaning given such term in Section 4.3.

“Dollars” and the symbol $ mean the lawful currency of the United States of America.

“D&O Indemnified Party” has the meaning given such term in Section 6.7(a).

“D&O Indemnifying Party” has the meaning given such term in Section 6.7(a).

“Easements” means the easements, rights-of-way agreements, land-related licenses and surface use agreements, land use agreements and similar type land-related agreements held by the Company Group for operation of pipelines owned by the Company Group; provided that Easements shall not include fee interests in Owned Real Property or Leased Real Property.

“Employees” has the meaning given such term in Section 3.15(a).

“Environmental Law” means any applicable Law pertaining to the protection of natural resources, wildlife, or the environment in any or all jurisdictions in which the Company and the Company Subsidiaries own or have owned property or conduct or have conducted business.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Account” has the meaning given such term in Section 2.3(b).

“Escrow Agent” means the escrow agent under the Escrow Agreement.

“Escrow Agreement” means the escrow agreement in the form attached hereto as Exhibit B, with such changes as may be mutually agreed upon by the Parties prior to the Closing or that are reasonably requested by the Escrow Agent prior to the Closing.

“Escrow Amount” means $50,000,000.00.

“Estimated Purchase Price” has the meaning given such term in Section 2.2.

“Execution Date” means the date on which the Parties have executed this Agreement, as set forth in the preamble to this Agreement.

“Final Capital Expenditures Difference” has the meaning given such term in Section 2.4(c).

“Final Closing Date Statement” has the meaning given such term in Section 2.4(c).

“Final Net Closing Indebtedness” has the meaning given such term in Section 2.4(c).

“Final Net Working Capital” has the meaning given such term in Section 2.4(c).

“Final Owned Crude Value” has the meaning given such term in Section 2.4(c).

“Final Purchase Price” means an amount equal to (a) the Base Purchase Price, plus (b) Final Net Working Capital, minus (c) Final Net Closing Indebtedness plus (d) the Final Capital Expenditures Difference, plus (e) the Final Owned Crude Value.

“Financial Statements” has the meaning given such term in Section 3.6(a).

“GAAP” means United States generally accepted accounting principles as in effect during the applicable periods.

“Governmental Authority” means any national, multinational, federal, regional, state, local or other governmental agency, authority, administrative agency, regulatory body, commission, instrumentality, court or arbitral tribunal, in each case, having governmental or quasi-governmental powers.

“Governmental Authorization” means any franchise, permit, license, authorization, order, certificate, registration, plan, exemption, variance, decree, agreement, right or other consent or approval granted by, or subject to approval by, any Governmental Authority.

“Guarantor” has the meaning given such term in the preamble to this Agreement.

“Hazardous Materials” means those materials defined as pollutants, contaminants, chemicals or toxic, hazardous or petroleum hydrocarbon substances or wastes that are regulated under applicable Environmental Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money (including accrued and unpaid interest and any premiums, costs, fees or penalties due upon repayment of any such obligations to the extent payable as a result of the consummation of the transactions contemplated by this Agreement); (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (c) all obligations of such Person under any lease of property, real or personal, which obligations are required to be classified as capital leases in accordance with GAAP; (d) all obligations of such Person for the deferred purchase price of property or services, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (other than accounts payable arising in the ordinary course of business); (e) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions (valued at the termination value thereof); and (f) all obligations of the type described in the foregoing clauses (a) through (e) above of any third Person for the payment of which such subject Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations.

“Knowledge” means (a) in the case of Seller, the actual knowledge of the individuals listed in Section 1.1(c) of the Seller Disclosure Schedules after reasonable inquiry, and (b) in the case of Purchaser, the actual knowledge of the individuals listed in Section 1.1 of the Purchaser Disclosure Schedules, after reasonable inquiry.

“Law” means any foreign, local, state, federal or multinational law, ordinance, regulation, order, injunction or decree, or common law or any binding requirement of a Governmental Authority.

“Leased Real Property” has the meaning given such term in Section 3.7(a).

“Lien” means any mortgage, pledge, security interest, lien, deed of charge, encumbrance, or any conditional sale or other title retention agreement.

“Litigation” means any action, case, suit or other proceeding pending before any Governmental Authority or any arbitration proceeding.

“Material Adverse Effect” means a change, event, circumstance, development or occurrence that, individually or in the aggregate with all other changes, events, circumstances, developments or occurrences, is materially adverse to the assets, business, condition (financial or otherwise) or results of operations of the Company Group, taken as a whole; provided, however, that in no event shall any effect that arises out of or relates to any of the following be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect: (a) the announcement of this Agreement (including any loss of, or adverse change in, the relationship of the Company or any of the Company Subsidiaries with its customers, partners, employees, financing sources or suppliers), (b) changes or conditions affecting the industry in which the Company or the Company Subsidiaries operate generally or regionally, (c) changes in general economic, capital markets, regulatory or political conditions in the United States, North America or elsewhere (including interest rate fluctuations and changes in commodity prices), (d) changes in Law, GAAP, or regulatory accounting requirements or interpretations thereof, (e) fluctuations in currency exchange rates, (f) any acts of God, calamities, acts of war, insurrection, sabotage or terrorism, (g) any act or omission to act by Seller, the Company or any of the Company Subsidiaries contemplated by this Agreement or necessary to consummate the transactions contemplated hereby, or taken (or omitted to be taken) at the request of Purchaser or its Affiliates, or (h) the Company’s or any Company Subsidiary’s failure to meet any budgets, projections, forecasts or predictions of financial performance or estimates of revenue, earnings, cash flow or cash position, for any period (provided that any change, event, circumstance, development or occurrence underlying such failure that is not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether a Material Adverse Effect has occurred); provided, further, however, that any change, event, circumstance, development or occurrence referred to in the immediately preceding clauses (b), (c), (d) and (f) shall be taken into account for purposes of determining whether a Material Adverse Effect has occurred solely to the extent that such change, event, circumstance, development or occurrence adversely affects the Company Group, taken as a whole, in a disproportionate manner relative to other companies operating in the industries in which the Company Group operates.

“Material Contracts” has the meaning given such term in Section 3.13.

“Material Easements” has the meaning given such term in Section 3.7(b).

“Net Closing Indebtedness” means (x) the Closing Indebtedness minus (y) the Cash Amount (it being understood that Net Closing Indebtedness may be either a positive or negative number).

“Net Working Capital” means (x) the Current Assets, minus (y) the Current Liabilities (it being understood that Net Working Capital may be either a positive or negative number).

“Non-Party Affiliate” has the meaning given such term in Section 9.18.

“Obligations” means duties, liabilities and obligations, whether vested, absolute or contingent, direct or indirect, known or unknown, asserted or unasserted, accrued or unaccrued, and whether contractual, statutory or otherwise.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment, settlement, stipulation or award.

“Organizational Documents” means a Person’s charter, articles or memorandum of organization, certificate of incorporation, certificate of formation, limited liability company agreement, partnership agreement, bylaws or other similar organizational documents, as applicable.

“Owned Crude” means the volume of crude oil owned by the Company or any of its Subsidiaries or allocated to the Company or any of its Subsidiaries, whether in the custody of the Company Group or a third party.

“Owned Crude Settlement Price” means (a) the arithmetic average of the daily settlement prices for “West Texas Intermediate” / “Light Sweet Crude Oil” prompt month futures contracts reported by NYMEX for the 30-day period ending on the Business Day immediately prior to the Closing Date, excluding each day that is a weekend, NYMEX holiday, or other day for which NYMEX does not report the daily settlement price minus (b) the “Cushing/Midland Spread”.

“Owned Crude Value” means all Owned Crude valued at a price per barrel equal to the Owned Crude Settlement Price.

“Owned Real Property” has the meaning given such term in Section 3.7(a).

“Party” means each of Seller, Purchaser and Guarantor (for purposes of Article 9) and their permitted assigns who become party to this Agreement in accordance with its terms, and “Parties” shall mean Seller, Purchaser and Guarantor (for purposes of Article 9) and their permitted assigns who become party to this Agreement in accordance with its terms, collectively.

“Permitted Liens” means:

(a) inchoate Liens and charges imposed by Law and incidental to the Company’s and the Company Subsidiaries’ properties or the business of the Company and the Company Subsidiaries, if payment of the obligation secured thereby is not yet overdue or if the validity or amount of which is being contested in good faith;

(b) Liens for Taxes, assessments, obligations under workers’ compensation or other social welfare legislation or other requirements, charges or levies of any Governmental Authority, in each case not yet overdue, or which are being contested in good faith;

(c) easements, servitudes, leases, rights-of-way and other rights, exceptions, reservations, conditions, limitations, covenants and other restrictions or encumbrances that do not materially interfere with the operation of the business of the Company and the Company Subsidiaries;

(d) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities;

(e) pledges and deposits to secure the performance of bids, tenders, trade or government contracts (other than for repayment of borrowed money), leases, licenses, statutory obligations, surety bonds, performance bonds and completion bonds or as otherwise incurred in the ordinary course of business consistent with past practice;

(f) any Liens consisting of (A) statutory landlord’s liens under leases to which the Company and/or any of the Company Subsidiaries is a party or other Liens on leased property reserved in leases thereof for rent or for compliance with the terms of such leases, (B) rights reserved to or vested in any Governmental Authority to control or regulate any property of the Company and/or that of any of the Company Subsidiaries, or to limit the use of such property in any manner which does not materially impair the use of such property for the purposes for which it is held by the Company and/or a the Company Subsidiary, (C) obligations or duties to any Governmental Authority with respect to any franchise, grant, license, lease or permit and the rights reserved or vested in any Governmental Authority to terminate any such franchise, grant, license, lease or permit or to condemn or expropriate any property, or (D) zoning or other land use or Environmental Law and ordinances of any Governmental Authority;

(g) Liens in respect of judgments or awards with respect to which an appeal or other proceeding for review is being prosecuted and with respect to which a stay of execution pending such appeal or such proceeding for review has been obtained;

(h) mechanics’, material men’s, workmen’s, repairmen’s and carriers’ Liens and other similar charges arising in the ordinary course of business consistent with past practice or being contested in good faith;

(i) Liens reflected in the Financial Statements, other than Liens set forth on Section 1.1(d) of the Seller Disclosure Schedules; and

(j) Liens that will be paid in full or released at or prior to the Closing.

“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, association or unincorporated organization, or any other form of business or professional entity.

“Plan” has the meaning given such term in Section 3.15(a).

“Policies” has the meaning given such term in Section 3.16(a).

“Present Fair Salable Value” has the meaning given such term in Section 4.4.

“Prohibitive Order” has the meaning given such term in Section 7.1(b).

“Purchase Price” has the meaning given such term in Section 2.2.

“Purchaser” has the meaning given such term in the preamble to this Agreement.

“Purchaser Disclosure Schedules” means the schedules setting forth disclosures of Purchaser, or qualifications or exceptions to, any of Purchaser’s representations and warranties set forth in Article 4 delivered by Purchaser to Seller simultaneously with the execution of this Agreement.

“Real Property” has the meaning given such term in Section 3.7(a).

“Real Property Leases” has the meaning given such term in Section 3.7(a).

“Reimbursable Transaction Expenses” means any reasonable and documented out-of-pocket costs or expenses incurred by the Company or any Company Subsidiary prior to the Closing that are required to be reimbursed by Purchaser pursuant to Section 5.1.

“Replacement Financing” has the meaning given such term in Section 5.5(b).

“Replacement Financing Sources” means one or more financial institutions, investors or other financing providers engaged by Purchaser in conjunction with any Replacement Financing.

“Seller” has the meaning given such term in the preamble to this Agreement.

“Seller Disclosure Schedules” means the schedules setting forth disclosures of Seller, or qualifications or exceptions to, any of Seller’s representations and warranties set forth in Article 3 or Seller’s covenants set forth in Article 5 delivered by Seller to Purchaser simultaneously with the execution of this Agreement.

“Seller Related Party” means any of Seller’s former, current and future Affiliates, and each of their respective former, current and future direct or indirect directors, officers, principals, general or limited partners, employees, stockholders, other equity holders, members, managers, agents, successors, assignees, Affiliates, controlling Persons or representatives.

“Solvent” has the meaning given such term in Section 4.4.

“ST&B” means Simpson Thacher & Bartlett LLP.

“Subsidiaries” means, with respect to any Person, any other Person of which at least a majority of (x) the economic interests in or (y) the securities or ownership interests, having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, is directly or indirectly owned by such Person.

“Sufficient Financing Amount” has the meaning given such term in Section 4.3.

“Target Capital Expenditures” means $95,000,000.00.

“Targeted Employee” has the meaning given such term in Section 6.10(b).

“Taxes” means taxes of any kind, levies or other like assessments, customs, duties, imposts, charges or fees, including without limitation, federal, state, provincial, local or foreign income, stamp, gross receipts, ad valorem, value added, excise, real or personal property, sales, use, franchise, license, payroll, withholding, estimated, employment, production, occupation, transfer and capital gains taxes imposed by or payable to any Governmental Authority under any applicable Law, together with any interest, penalties or additions with respect thereto.

“Tax Returns” means any return, declaration, report, claim for refund or information return relating to Taxes filed with any taxing authority, including any schedule or attachment thereto.

“Terminated Employee” has the meaning given such term in Section 6.10(a).

“Termination Date” has the meaning given such term in Section 8.1(b).

“Transaction Documents” means this Agreement, the Escrow Agreement, the Transition Services Letters and the Transferred Interests Assignment Agreement.

“Transaction Expenses” means all fees and expenses (other than Reimbursable Transaction Expenses) payable by the Company or any Company Subsidiary to any Person for services performed prior to the Closing at the direction of Seller, the Company or any Company Subsidiary, and incurred in connection with the negotiation, execution and delivery of this Agreement or the other Transaction Documents and the consummation of the transactions contemplated hereby or thereby, to the extent not paid by the Company prior to the Closing or by the Seller. For the avoidance of doubt, Transaction Expenses shall not include any fees or expenses incurred by Purchaser and/or any of its Affiliates or representatives or lenders, regardless of whether such fees or expenses may be paid by any member of the Company Group.

“Transfer Taxes” means all sales, use, goods, services, transfer, stamp, recording, ad valorem and similar Taxes and fees incurred by or on behalf of a Party as a result of the transactions contemplated by this Agreement, as imposed by applicable Law.

“Transferred Interests” has the meaning given such term in the Recitals.

“Transferred Interests Assignment Agreement” has the meaning given such term in Section 2.3(a)(i).

“Transition Services Letter” has the meaning given such term in the Recitals.

Section 1.2 Construction. (a) Whenever the context requires, the gender of all words used in this Agreement includes the masculine, feminine and neuter. Terms defined in the singular have the corresponding meanings in the plural, and vice versa. References to Articles and Sections refer to articles and sections of this Agreement, unless otherwise indicated. The words “includes” and “including” mean “including, but not limited to.” The words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not to the particular Section or Article in which such words appear. Any reference to a statute, regulation or law shall include any amendment thereof or any successor thereto and any rules and regulations promulgated thereunder. Currency amounts referenced herein, unless otherwise specified, are in Dollars. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(b) This Agreement shall be read, interpreted and construed as the mutual form of the Parties. The Parties acknowledge that this Agreement is the product of negotiation between sophisticated parties, each of whom was represented by counsel. Accordingly, in the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision hereof.

ARTICLE 2

SALE AND PURCHASE

Section 2.1 Sale, Transfer, Purchase and Acceptance of the Transferred Interests. Subject to the terms and conditions of this Agreement, at the Closing, Seller shall sell, convey, assign, transfer and deliver to Purchaser, free and clear of all Liens (other than (i) Liens incurred as a result of actions of Purchaser and/or its Affiliates and (ii) transfer restrictions under applicable securities Laws), and Purchaser shall purchase, acquire and accept from Seller, the Transferred Interests in exchange for the Purchase Price.

Section 2.2 Purchase Price. The consideration to be paid by Purchaser for the Transferred Interests shall be (a) the Base Purchase Price, plus (b) the Net Working Capital (which may be a positive or a negative number), minus (c) the Net Closing Indebtedness (which may be a positive or a negative number), plus (d) the Closing Capital Expenditures Difference (which may be a positive or a negative number), plus (e) the Owned Crude Value (the “Purchase Price”), subject to adjustment following the Closing as set forth in Section 2.4. Not less than three Business Days prior to the Closing, Seller shall deliver or cause to be delivered to Purchaser a statement containing Seller’s good faith calculation of the Purchase Price, using its good faith estimates of Net Working Capital, Net Closing Indebtedness, the Closing Capital Expenditures Difference and the Owned Crude Value, together with reasonable supporting detail, in each case as of the Closing (the “Estimated Purchase Price”).

Section 2.3 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Simpson Thacher & Bartlett LLP, 600 Travis Street, Suite 5400, Houston, Texas 77002, on the third (3rd) Business Day after the day on which all of the conditions set forth in Article 7 have been satisfied or waived in accordance with this Agreement (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing). The date on which the

Closing occurs is hereinafter referred to as the “Closing Date.” The Closing shall be deemed effective as of 12:01 a.m., Houston, Texas time, on the Closing Date. At the Closing:

(a)	Seller shall deliver or cause to be delivered:

(i) to Purchaser, an assignment of the Transferred Interests in substantially the form of Exhibit A hereto (the “Transferred Interests Assignment Agreement”), duly executed by Seller;

(ii) to the other parties thereto, the Escrow Agreement duly executed by Seller;

(iii) a payoff letter from the administrative agent under the Credit Agreement;

(iv) executed resignations of the officers of the Company and the Company Subsidiaries listed in Section 2.3(a)(iv) of the Seller Disclosure Schedules;

(v) to Purchaser, the officer’s certificate referred to in Section 7.3(b); and

(vi) to Purchaser, a duly executed certificate in compliance with the Code and Treasury regulations, certifying such facts as to establish that the sale of the Transferred Interests is exempt from withholding pursuant to Section 1445 of the Code.

(b)	Purchaser shall deliver or cause to be delivered:

(i) to Seller, the Transferred Interests Assignment Agreement, duly executed by Purchaser;

(ii) to Seller, by wire transfer or delivery of immediately available funds to one or more accounts previously designated by Seller, an amount equal to (x) the Estimated Purchase Price, minus (y) the Escrow Amount;

(iii) the Escrow Amount, to the Escrow Agent, by wire transfer or delivery of immediately available funds for deposit with the Escrow Agent in an account established under the Escrow Agreement (the “Escrow Account”);

(iv) to each lender under the Credit Agreement, by wire transfer of immediately available funds, the amount of Closing Indebtedness owed to such lender as set forth in the applicable payoff letter (or other similar release upon payment) received from such lender, in exchange for such lender’s release of its Liens upon the assets of the Company and the Company Subsidiaries and the release of the Company and the Company Subsidiaries from their obligations under such Closing Indebtedness as set forth in the applicable payoff letter (or other similar release);

(v) to the other parties thereto, the Escrow Agreement duly executed by Purchaser; and

(vi) to Seller, the officer’s certificate referred to in Section 7.2(b).

Section 2.4 Purchase Price Adjustment.

(a) As promptly as practicable after the Closing, but in no event more than forty-five (45) calendar days after the Closing Date, Purchaser shall in good faith prepare and deliver to Seller a statement (the “Closing Date Statement”) indicating Purchaser’s calculation of Net Working Capital, Net Closing Indebtedness, the Closing Capital Expenditures Difference, the Owned Crude Value and the components thereof and the resulting calculation of Purchase Price, as of the Closing, together with reasonable supporting detail.

(b) Until such time as the Final Closing Date Statement shall become final in accordance with clause (c) below, Purchaser and the Company shall permit Seller and its representatives reasonable access, during normal business hours, to the Books and Records and personnel of the Company and the Company Subsidiaries to aid in its review of the Closing Date Statement. Seller shall have the right to review the work papers of Purchaser and the Company underlying or utilized in preparing the Closing Date Statement and the calculation of Purchase Price, Net Working Capital, Net Closing Indebtedness, the Closing Capital Expenditures Difference and the Owned Crude Value set forth therein to the extent reasonably necessary to verify the accuracy of the Closing Date Statement and the calculation of Purchase Price, Net Working Capital, Net Closing Indebtedness, the Closing Capital Expenditures Difference and the Owned Crude Value in conformity with this Agreement.

(c) Within thirty (30) calendar days after its receipt of the Closing Date Statement, Seller shall either inform Purchaser in writing that the Closing Date Statement is acceptable or object thereto in writing, setting forth in reasonable detail a description of each of its objections. If Seller so objects and Purchaser and Seller do not resolve such objections on a mutually agreeable basis within thirty (30) calendar days after Purchaser’s receipt of Seller’s objections, the remaining disputed items shall be submitted to Deloitte LLP or, if Deloitte LLP is not available for such engagement or at the time of such proposed engagement is no longer independent, such other nationally recognized independent certified public accounting firm reasonably agreed to by Purchaser and the Seller (Deloitte LLP or such other accounting firm agreed to by Purchaser or the Seller or appointed as contemplated by the succeeding sentence, the “Accounting Firm”). If Purchaser and the Seller cannot agree on an accounting firm within ten (10) calendar days of determining that an Accounting Firm other than Deloitte LLP must be appointed as contemplated by the preceding sentence, then the Purchaser and/or Seller may submit a request to the American Arbitration Association requesting appointment of a nationally recognized independent certified public accounting firm to serve as Accounting Firm. Purchaser and Seller shall direct the Accounting Firm to resolve such disputed items within thirty (30) calendar days of submission of the disputed items. Upon the agreement of Purchaser and Seller, the decision of the Accounting Firm, or if Seller fails to deliver an objection to Purchaser within the first 30-day period referred to above, then the Closing Date Statement, as so adjusted (the “Final Closing Date Statement”), shall be final, conclusive and binding against the parties hereto. As set forth in the Final Closing Date Statement, the calculation of the Net Working Capital (“Final Net Working Capital”), Net Closing Indebtedness (“Final Net Closing Indebtedness”), the Closing Capital Expenditures Difference (the “Final Capital Expenditures Difference”), the Owned Crude Value (the “Final Owned Crude Value”) and resulting Final Purchase Price shall be final for all purposes hereunder.

(d) In resolving any disputed item, the Accounting Firm (i) shall be bound by the provisions of this Section 2.4, (ii) may not assign a value to any item greater than the greatest value claimed for such item or less than the smallest value for such item claimed by either Seller or Purchaser (except to the extent that the resolution of a disputed items results in a corresponding change to any other item), (iii) shall limit its decision to such items as are in dispute and (iv) shall make its determination based solely on presentations by Seller and Purchaser which are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of independent review). The fees, costs and expenses of the Accounting Firm shall be allocated by the Accounting Firm between Seller, on the one hand, and Purchaser, on the other hand, in the same proportion that the aggregate amount of the disputed items so submitted to the Accounting Firm are unsuccessfully disputed by each such party (as finally determined by the Accounting Firm) bears to the total amount of such disputed items so disputed.

(e) Within two (2) Business Days following the determination of the Final Purchase Price, Final Net Working Capital, Final Net Closing Indebtedness, Final Capital Expenditures Difference and Final Owned Crude Value in accordance with this Section 2.4:

(i) in the event that the Final Purchase Price exceeds the Estimated Purchase Price, (A) Purchaser shall deliver, or cause to be delivered, to Seller, by wire transfer of immediately available funds, payment in an amount equal to (x) the Final Purchase Price, minus (y) the Estimated Purchase Price and (B) Purchaser and Seller shall take all actions necessary under the Escrow Agreement to cause the Escrow Agent to release to Seller all amounts then contained in the Escrow Account;

(ii) in the event that the Estimated Purchase Price exceeds the Final Purchase Price, then Purchaser and Seller shall take all actions necessary under the Escrow Agreement to cause the Escrow Agent to (x) release to Purchaser from the Escrow Account an amount equal to (a) the Estimated Purchase Price, minus (b) the Final Purchase Price (or, if less, the amounts then contained in the Escrow Account), and (y) release to Seller from the Escrow Account all amounts remaining in such account, if any, after giving effect to the release to Purchaser pursuant to the foregoing clause (x).

Section 2.5 Purchase Price Allocation. The Purchase Price shall be allocated among the assets of the Company and the Company Subsidiaries in a manner to be mutually agreed by the Seller and Purchaser in a manner consistent with Section 1060 of the Code, as amended, and the Treasury regulations promulgated thereunder. Within 120 days of the Closing, Purchaser shall deliver to Seller a draft allocation for Seller’s review and approval. Seller and Purchaser shall negotiate in good faith to resolve any issues; provided that any issues not finally resolved within 60 days of the Closing shall be referred to the Accounting Firm, whose determination shall be final and binding on the parties. Seller and Purchaser agree to use the allocations determined pursuant to this Section 2.5 for all tax purposes, including those matters subject to Section 1060 of the Code, as amended, and the Treasury regulations promulgated thereunder, unless otherwise required by law. The parties shall amend the final allocation, as necessary and in a manner consistent with the allocation contained therein, to reflect any differences between the Purchase Price and the Final Purchase Price, as determined pursuant to Section 2.4.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Seller Disclosure Schedules, Seller represents and warrants to Purchaser as of the Execution Date and as of the Closing Date as follows:

Section 3.1 Status of Seller. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Seller has all requisite limited liability company power and authority to own the Transferred Interests and to execute and deliver this Agreement and the other Transaction Documents and to perform its obligations hereunder and thereunder.

Section 3.2 Authority; No Conflicts; Consents and Approvals.

(a) The execution, delivery and performance by Seller of this Agreement and the other Transaction Documents, and the consummation by Seller of the transactions contemplated hereby and thereby, have been duly authorized by all necessary company action on the part of Seller. This Agreement has been duly executed and delivered by Seller, and the other Transaction Documents will at the Closing be duly executed and delivered by Seller, and, assuming the due authorization, execution and delivery of the other parties hereto and thereto, this Agreement constitutes the valid and binding obligation of Seller, and when executed and delivered, the other Transaction Documents will constitute the valid and binding obligations of Seller, enforceable against Seller in accordance with their terms, except as may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

(b) Assuming expiration or termination of the waiting period under the HSR Act, the execution and delivery of this Agreement and the other Transaction Documents by Seller and the performance by Seller of its obligations hereunder and thereunder will not result in (i) any conflict with the Organizational Documents of Seller, the Company or any of the Company Subsidiaries, (ii) any breach or violation of or default under, or constitute or give rise to a termination or right of termination of, acceleration of any obligation or loss of any benefit under, any Material Contract or Material Easement, except as would not, individually or in the aggregate, reasonably be expected to materially impair the operations of the Company Group, taken as a whole, (iii) a material violation of or default under any Law or Governmental Authorization to which the Company or the Company Subsidiaries is subject, or (iv) any Liens on any of the properties or assets of the Company or the Company Subsidiaries other than Permitted Liens, except, in the case of the foregoing clause (iv), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) Except for the filing of a Notification and Report Form under the HSR Act and the expiration or termination of the waiting period under the HSR Act, no Governmental Authorization of, or filing with, any Governmental Authority is required on the part of Seller, the Company or the Company Subsidiaries in connection with the execution and delivery of this

Agreement or the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby, except filings, consents or approvals which, if not made or obtained, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent or delay the transactions contemplated hereby or thereby.

Section 3.3 Status of the Company. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to carry on its business as it is now being conducted and is qualified to do business and is in good standing in each jurisdiction where the conduct of its business requires such qualification, except where the failure to have such power and authority or to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.4 Transferred Interests. The Transferred Interests (a) constitute all of the outstanding equity interests of the Company, (b) have been duly authorized and are validly issued and (c) are or at the Closing will be owned by Seller free and clear of any Liens, and are not subject to any transfer restrictions, pre-emptive or similar rights, in each case, other than (i) Liens incurred as a result of actions of Purchaser and/or its Affiliates and (ii) transfer restrictions under applicable securities Laws. There are no outstanding options, warrants, conversion or other rights or agreements of any kind (other than as provided in this Agreement) for the purchase or acquisition from, or the sale, transfer or issuance by, any Person, of any equity interests in the Company, and no authorization has been given therefor.

Section 3.5 Subsidiaries.

(a) Section 3.5(a) of the Seller Disclosure Schedules sets forth (x) the name and jurisdiction of organization of each Subsidiary of the Company (collectively, the “Company Subsidiaries”) and (y) the number of issued and outstanding equity interests of each such Company Subsidiary and the names of the record holders thereof. The outstanding equity interests of each of the Company Subsidiaries (i) have been duly authorized and validly issued and (ii) are owned by the owners thereof as set out in Section 3.5(a) of the Seller Disclosure Schedules free and clear of any Liens and of any transfer restrictions, pre-emptive or similar rights (except for (A) any Liens incurred as a result of actions of Purchaser and/or its Affiliates, (B) as provided in the Organizational Documents of the applicable the Company Subsidiary, and (C) transfer restrictions under applicable securities Laws). There are no outstanding options, warrants, conversion or other rights or agreements for the issuance, sale or transfer to any Person of any equity interests in any Company Subsidiary. Except for the Company Subsidiaries, the Company and the Company Subsidiaries do not have any equity interest or investment in, or guarantee any obligation for, any other corporation, partnership, joint venture, association or other business organization.

(b) Each of the Company Subsidiaries is duly formed and validly existing under the laws of the jurisdiction of its organization, has the necessary power and authority to carry on its business as it is now being conducted and is qualified to do business and is in good standing in each jurisdiction where the conduct of its business requires such qualification, except where the failure to be so formed and existing or to have such power and authority or to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) A correct and complete copy of the Organizational Documents of the Company and the Company Subsidiaries, as amended to the Execution Date, have been made available to Purchaser prior to the Execution Date.

Section 3.6 Financial Statements; Undisclosed Liabilities.

(a) Set forth in Section 3.6(a) of the Seller Disclosure Schedules are true, correct and complete copies of (i) the audited consolidated financial statements of the Company (including the consolidated balance sheet and the related consolidated statements of operations, members’ equity and cash flows) as of and for the period ended December 31, 2015 and (ii) the unaudited consolidated financial statements of the Company (including the balance sheet and statements of income and cash flows of the Company) as of and for the 12-month period ended December 31, 2016, in each case, prepared in accordance with GAAP, consistently applied as of the dates and for the periods presented (except as may be stated therein or in the notes thereto and, with respect to the unaudited financial statements, subject to audit and year-end adjustments and the absence of footnotes) (collectively, the “Financial Statements”). The Financial Statements present fairly in all material respects the financial condition and results of operations of the Company in accordance with GAAP as of the dates and for the periods presented, except as may be stated therein or in the notes thereto and, with respect to the unaudited financial statements, subject to audit and year-end adjustments and the absence of footnotes.

(b) Except as set forth in the Financial Statements (including the related notes and schedules), none of the Company or any of the Company Subsidiaries has any Obligations required by GAAP to be set forth on a balance sheet, except for Obligations (i) incurred since December 31, 2016 in the ordinary course of business consistent with past practice, (ii) incurred in connection with the transactions contemplated by this Agreement and (iii) which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) Since December 31, 2016, (i) except as set forth in Section 3.6(c) of the Seller Disclosure Schedules, none of the Seller, the Company or any of the Company Subsidiaries has taken any action that, if taken after the Execution Date, would violate the provisions of Section 5.2 and (ii) there has been no event, fact, change, occurrence or circumstance which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.7 Real Property.

(a) Section 3.7(a) of the Seller Disclosure Schedules contains a complete list, as of the Execution Date, of all of the material real property owned in fee simple by the Company or any of the Company Subsidiaries, but excluding Easements (the “Owned Real Property”), and all material leases, subleases or licenses of real property, but excluding Easements (the “Real Property Leases”) to which the Company or any Company Subsidiary is a party or by which any of them holds a leasehold interest (the “Leased Real Property”; together with the Owned Real Property, collectively, “Real Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a material impact on or materially impair the operations of the Company Group, (i) each Real Property Lease to which the Company or any of the Company Subsidiaries is a party is a valid and binding obligation of the Company or the Company Subsidiary party thereto and is in full force and effect in accordance with its terms and (ii) neither the Company nor any Company Subsidiary has received written notice that it is in default under any Real Property Lease. Except as would not reasonably be expected to have, individually or in the aggregate, a material impact on or materially impair the operations of the Company Group, each of the Company and/or the individual Company Subsidiaries listed as an owner or lessee of Real Property on Section 3.7(a) of the Seller Disclosure Schedules has, as of the Execution Date, either (i) good, valid and indefeasible title to that Real Property which it owns, (ii) a good, valid and marketable leasehold interest in that Real Property which it leases, or (iii) good and marketable title to all pipelines, equipment and other personal property used in the business of the Company Group in each case, free and clear of all Liens, except for Permitted Liens.

(b) The Company Group owns or has an interest in all Easements necessary for the conduct of their business as currently conducted (such Easements, “Material Easements”). Section 3.7(b) of the Seller Disclosure Schedules contains a complete list, as of March 31, 2017, of all Material Easements. Except as would not, individually or in the aggregate, reasonably be expected to have a material impact on or materially impair the operations of the Company Group, none of the Company or any Company Subsidiary is in default under any Material Easement. Except as would not, individually or in the aggregate, reasonably be expected to have a material impact on or materially impair the operations of the Company Group, none of the Company or any Company Subsidiary has received written notification of any breach of the terms of any Material Easement which would allow revocation or termination of such Material Easement or would result in the impairment of the rights of the Company or applicable Company Subsidiary in and to any such Material Easement. To the Knowledge of Seller, there are no gaps in the Material Easements, other than gaps that, individually or in the aggregate, would not reasonably be expected to have a material impact on or impair the operations of the Company Group.

Section 3.8 Governmental Authorizations; Compliance with Law. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each of the Company and the Company Subsidiaries holds all Governmental Authorizations necessary for the conduct of their respective businesses as presently conducted; (ii) each of the Company and the Company Subsidiaries is in compliance with all such Governmental Authorizations and applicable Laws and (iii) to the Knowledge of Seller, none of the Company or any Company Subsidiary has received notification from any applicable Governmental Authority that it is not in compliance with any applicable Laws.

Section 3.9 Litigation. Except as set forth in Section 3.9 of the Seller Disclosure Schedules, (a) as of the Execution Date, there is no Litigation pending or, to the Knowledge of Seller, threatened, against the Company or any of the Company Subsidiaries and (b) there is no order, judgment or decree issued or entered by any Governmental Authority imposed upon the Company or any of the Company Subsidiaries that, in the case of either clause (a) or (b), would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.10 Labor Matters. Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Company or the Company Subsidiaries, there are no strikes, labor disputes, pending unfair labor practice charges, slowdowns or work stoppages or similar material labor difficulties pending or, to the Knowledge of Seller, threatened against any of the Company or the Company Subsidiaries nor have there been any during the two (2) years prior to the Execution Date. None of the Company or the Company Subsidiaries is a party to any collective bargaining agreement covering the Employees, nor is any such agreement presently being negotiated. The Company and the Company Subsidiaries are and during the two (2) years prior to the Execution Date, have been, in material compliance with all applicable Laws pertaining to employment and employment practices.

Section 3.11 Taxes.

(a) The Company and each of the Company Subsidiaries have filed all material Tax Returns required to be filed by them;

(b) Except to the extent that payment of such Taxes is disputed by the Company or any of the Company Subsidiaries in good faith and for which the Company or such Company Subsidiary, as the case may be, established appropriate reserves, the Company and each of the Company Subsidiaries have timely withheld, to the extent applicable, and paid in full all material Taxes due and payable, or, where payment is not yet due, have made adequate provision for all such Taxes in the Financial Statements;

(c) As of the date hereof, no claim for assessment and collection of material Taxes in respect of their respective businesses is being asserted against the Company or any of the Company Subsidiaries, other than assessments for Taxes neither due nor in default;

(d) There are no Tax allocation or Tax sharing agreements among Seller, the Company and/or the Company Subsidiaries, other than commercial contracts that do not primarily relate to Taxes; and

(e) Each of the Company and the Company Subsidiaries is disregarded as an entity separate from its owner for U.S. federal income tax purposes in accordance with Treasury regulation Section 301.7701-2(c)(2).

This Section 3.11 and Section 3.15 contain the sole and exclusive representations and warranties of the Seller with respect to Taxes and Tax matters.

Section 3.12 Environmental Matters. The Company and the Company Subsidiaries:

(a) have all material Governmental Authorizations required under Environmental Laws for operation of the business of the Company and the Company Subsidiaries;

(b) are in material compliance with all Environmental Laws;

(c) have each not received any written notice that it is a potentially responsible person or otherwise liable under Environmental Laws in connection with any waste disposal site allegedly containing, or other location used for the disposal of, any Hazardous Materials; and are not parties to any material pending order or injunction applicable to the Company or any of the Company Subsidiaries for any violation of Environmental Law or for the investigation or remediation of any Hazardous Materials; and

(d) to the Knowledge of Seller, have each not released Hazardous Materials from any Real Property which require the Company or any of the Company Subsidiaries to undertake investigation or remediation under any Environmental Law.

This Section 3.12 contains the sole and exclusive representations and warranties of the Seller with respect to Environmental Laws or Hazardous Materials.

Section 3.13 Material Contracts. As of the Execution Date, except for the contracts listed in Section 3.13 of the Seller Disclosure Schedules (the “Material Contracts”), none of the Company or any Company Subsidiary is a party to or bound by any of the following:

(a) any Contracts which would reasonably be expected to involve payments to or from the Company or any Company Subsidiary of $1,000,000 or more in any twelve-month period, pursuant to which the Company or applicable Company Subsidiary gathers, transports, stores, sells or purchases hydrocarbons or the products therefrom;

(b) any Contracts for the construction of gathering or other pipeline systems or processing, compression, treating or storage facilities which would reasonably be expected to involve payments to or from the Company or any Company Subsidiary of $100,000 or more in any 12-month period, other than any such contracts that are terminable by the Company or applicable Company Subsidiary on 90 or fewer days’ notice without penalty;

(c) any Contracts (not described in clause (a) or (b) above) which would reasonably be expected to involve payments to or from the Company or any Company Subsidiary of $1,000,000 or more in any twelve-month period, other than Contracts relating to the sale of obsolete or excess assets not required for the Company’s operations in the ordinary course of business and Contracts that are terminable by the Company or applicable Company Subsidiary on 90 or fewer days’ notice without penalty;

(d) any outstanding futures, swap, option, hedging, forward sale or other derivative Contracts involving hydrocarbons or other commodities;

(e) any Contract that contains a covenant of any of the Company or the Company Subsidiaries that materially limits or purports to limit the ability of the Company or any Company Subsidiary to compete in any line of business or with any Person in any geographic area;

(f) any Contract not listed in Section 3.13 of the Seller Disclosure Schedules for clauses (a)-(c) of this Section 3.13 providing for the indemnification of any Person (other than the Company or a Company Subsidiary) other than entered into or assumed in the ordinary course of business;

(g) any Contracts with Seller or Affiliates of Seller (other than the Company or the Company Subsidiaries), or any family member of any Affiliate;

(h) any Contract which relates to Indebtedness under which the Company or any Company Subsidiary has outstanding obligations in excess of $500,000 (other than any such Contracts relating to intercompany Indebtedness between the Company and any of the Company Subsidiaries or among the Company Subsidiaries);

(i) any Contract with a supplier, vendor or service provider granting such supplier, vendor or service provider exclusive rights to provide such product or service;

(j) any employment agreement or Contract with independent contractors or consultants that are not terminable by the Company or applicable Company Subsidiary on 90 or fewer days’ notice without penalty;

(k) any Contract relating to the acquisition or disposition of all or substantially all of the assets or any operating business or a majority of the capital stock or other controlling interest of any other Person;

(l) any Contract relating to any partnership, joint venture or similar arrangement;

(m) any Contract that grants to any Person a right to purchase (including rights of first refusal, options or similar rights) any material assets of the Company or any Company Subsidiary; or

(n) any other Contract that is material to the Company and the Company Subsidiaries, taken as a whole, or the business of the Company and the Company Subsidiaries and not otherwise described in this Section 3.13.

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Material Contract, as of the Execution Date, is in full force and effect and constitutes a legal, valid and binding agreement of the Company or the applicable Company Subsidiary, enforceable in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights generally or by general equitable principles). Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, none of the Company or any Company Subsidiary has received written notification, or, to the Knowledge of Seller, any other notification, that any Material Contract is not in full force and effect, or that the Company or the Company Subsidiary or any other party thereto has breached its obligations thereunder, and, to the Knowledge of Seller, no event has occurred that (with or without notice or lapse of time) would reasonably be expected to result in a breach or violation of, or a default under, the terms of any Material Contract by the Company or any Company Subsidiary.

Section 3.14 Brokers. Other than the engagement of Deutsche Bank Securities Inc., neither Seller nor any of its Affiliates has entered, directly or indirectly, into any Contract or arrangement with any Person that would obligate the Company, any of the Company Subsidiaries or Purchaser to pay any commission, brokerage or “finder’s fee” or other fee in connection with this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby.

Section 3.15 Employee Benefits.

(a) Section 3.15(a) of the Seller Disclosure Schedules contains a true and complete list of each material Plan. “Plan” means each employee benefit plan, equity purchase, equity option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation, employee loan and each other compensation or benefit plan, agreement, program, policy or other arrangement, under which (i) any current or former employee of the Company or the Company Subsidiaries (the “Employees”) or current or former directors or independent contractors to the Company or the Company Subsidiaries has any present or future right to compensation or benefits and which are contributed to, sponsored by or maintained by the Company or the Company Subsidiaries, or (ii) the Company or the Company Subsidiaries would reasonably be expected to have any material liability, in each case, other than any plan to which any of the Company or the Company Subsidiaries contributes (or has an obligation to contribute) pursuant to applicable Law and that are sponsored or maintained by a Governmental Authority.

(b) With respect to each material Plan, Seller has made available to Purchaser (i) a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof (and amendments thereto), (ii) to the extent applicable, the most recent favorable IRS determination, advisory or opinion letter, (iii) to the extent applicable, trust agreements, insurance policies and material correspondence with applicable Governmental Authorities, and (iv) to the extent applicable, any summary plan description.

(c) Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Company or the Company Subsidiaries, (i) each Plan is and, to the Knowledge of Seller, has been at all times established, maintained and administered in compliance with its terms and all applicable Laws and (ii) each Plan which is intended to be qualified pursuant to applicable Law is so qualified and has received notification from the appropriate Governmental Authority as to its qualification, and, to the Knowledge of Seller, nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification.

(d) No Plan exists that, as a result of the execution of this Agreement, approval of this Agreement (either alone or upon the occurrence of any additional or subsequent events), or the transactions contemplated by this Agreement, will entitle any Employee to (i) change in control, severance or similar pay or benefit or any increase in severance pay upon any termination of employment after the Execution Date or (ii) an increase any pay or benefits or accelerate the time of payment or vesting of any pay or benefits to any Employee, director or independent contractor, and none of the Company or the Company Subsidiaries has or could reasonably be expected to have any liability with respect to Sections 280G or 4999 of the Code.

(e) None of the Companies or any Company Subsidiary has any material liability (whether actual, contingent or otherwise) with respect to any “pension plan” (as defined in Section 3(2) of ERISA) subject to Section 412 of the Code or Title IV of ERISA. No Plan provides or makes available to any individual any post-employment or retiree medical benefits other than as required by Section 4980B of the Code or other similar Law.

Section 3.16 Insurance.

(a) Section 3.16(a)(i) of the Seller Disclosure Schedules sets forth, as of the Execution Date, each material insurance policy maintained and currently in force (“Policies”), which covers the Company, any of the Company Subsidiaries or the business, properties, assets or employees of the Company and the Company Subsidiaries. Section 3.16(a)(ii) of the Seller Disclosure Schedules sets forth a summary as of the Execution Date, of the loss experience with respect to the Company, any of the Company Subsidiaries or the business, properties, assets or employees of the Company and the Company Subsidiaries under each policy for since January 1, 2015. As of the Execution Date, no insurance claim with respect to the Company, any of the Company Subsidiaries or the business, properties, assets or employees of the Company and the Company Subsidiaries has been refused with respect to any operations, properties or assets of the Company Group nor has coverage of any insurance been limited by any insurance carrier that has carried, or received any application for, any such insurance since January 1, 2015. As of the Execution Date, to the Knowledge of Seller, no insurance carrier has denied any claims made against any of the policies listed on Section 3.16(a)(i) of the Seller Disclosure Schedules other than as noted in Section 3.16(a)(ii) of the Seller Disclosure Schedules.

(b) With respect to each Policy, (i) as of the Execution Date, to the Knowledge of Seller, the insurer is solvent; (ii) all premiums due have been paid, and no additional premiums are required to be paid other than those set out in the Policies; and (iii) the Policies are in full force and effect in accordance with their terms.

Section 3.17 Related Party Transactions. Neither Seller nor any of its Affiliates (other than the Company or any Company Subsidiary), (i) owns any interest in any assets used in the conduct of business of the Company and the Company Subsidiaries or (ii) provides any services to or facilities for use by the Company or any of the Company Subsidiaries.

Section 3.18 No Other Representations or Warranties. Neither Seller, the Company nor any of their Affiliates shall be deemed to have made any representation or warranty other than as expressly set forth in Article 3 of this Agreement and in any certificate delivered by Seller pursuant to Article 7 hereof and Seller and the Company expressly disclaim any such other representations and warranties.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in the Purchaser Disclosure Schedules, Purchaser represents and warrants to Seller as of the Execution Date and as of the Closing Date as follows:

Section 4.1 Status and Authority. Purchaser is a limited partnership duly organized, validly existing and in good standing under the laws of Delaware and has the necessary power and authority to execute and deliver this Agreement and the other Transaction Documents and perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary limited partnership action on the part of Purchaser. This Agreement has been, and the other Transaction Documents will at the Closing be, duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery of Seller and/or the other parties hereto and thereto, this Agreement constitutes, and the other Transaction Documents when so executed and delivered by Purchaser will constitute, the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

Section 4.2 No Conflicts; Consents and Approvals.

(a) Assuming expiration or termination of the waiting period under the HSR Act, the execution, delivery and performance by Purchaser of this Agreement and the other Transaction Documents will not result in (i) any conflict with the Organizational Documents of Purchaser, (ii) any breach or violation of or default under, or constitute or give rise to a termination or right of termination of, acceleration of any obligation or loss of any benefit under, any contract, mortgage, lease, agreement, deed of trust, indenture or any other instrument to which Purchaser is a party or by which Purchaser or any of its properties or assets are bound, (iii) a violation of or default under any Law or Governmental Authorization to which Purchaser is subject or (iv) the creation or imposition of any Lien, except, in the case of the foregoing clauses (ii), (iii) and (iv) as would not, individually or in the aggregate, be reasonably expected to materially impede or delay the Closing or the ability of Purchaser to fulfill its obligations hereunder.

(b) Except for the filing of a Notification and Report Form under the HSR Act and the expiration or termination of the waiting period under the HSR Act, no Governmental Authorization of or filing with any Governmental Authority is required on the part of Purchaser in connection with the execution and delivery of this Agreement or the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby (other than filings made pursuant to the Securities Exchange Act of 1934, as amended).

Section 4.3 Financing. The amount of funds contemplated to be provided pursuant to the Debt Commitment Letter (as defined below) will be sufficient to (a) pay the aggregate Purchase Price (including any adjustment amount pursuant to Section 2.4) and other amounts required to be paid pursuant to Section 2.3(b), (b) pay any and all fees and expenses required to be paid by Purchaser and its Affiliates in connection with the transactions contemplated by this Agreement, including in connection with the Debt Financing and (c) consummate the transactions contemplated by this Agreement and perform Purchaser’s obligations hereunder (such amount of funds, the “Sufficient Financing Amount”). Purchaser has furnished Seller and the Company with true, complete and correct copies of (a) the executed and binding Commitment Letter, dated as of the date hereof among Purchaser and Mizuho Bank, Ltd. (the “Debt Financing Sources”), pursuant to which the Debt Financing Sources have committed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein for the purposes of financing the transactions contemplated by this Agreement, and (b) each executed fee letter and engagement letter associated therewith that contain any conditions to funding or

“flex” provisions or other provisions (as redacted in a customary manner with respect to fees) (provided that prior to the execution of this Agreement, Purchaser has advised Seller and the Company of the maximum amount of fees and expenses payable by Purchaser in connection with the Debt Financing) regarding the terms and conditions of the financing to be provided by such commitment letter (such commitment letter, including all exhibits, schedules, annexes and amendments thereto, and each such fee letter and engagement letter, collectively, the “Debt Commitment Letter”) (the “Debt Financing”). The Debt Commitment Letter has not been amended or modified prior to the date of this Agreement, no such amendment or modification is contemplated, and the commitments contained in the Debt Commitment Letter have not been withdrawn or rescinded in any respect. Except for the fee letters and engagement letters referenced above, there are no side letters or other agreements, Contracts or arrangements related to the funding or investing, as applicable, of the full amount of the Debt Financing other than as expressly set forth in the Debt Commitment Letter delivered to Seller and the Company prior to the date hereof, and there are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing other than as expressly set forth in the Debt Commitment Letter and delivered to Seller and the Company prior to the date hereof. As of the date hereof, the Debt Commitment Letter is in full force and effect. The Debt Commitment Letter is (a) a legal, valid and binding obligation of Purchaser and to the Knowledge of Purchaser, each of the other parties thereto and (b) enforceable in accordance with its terms against Purchaser and, to the Knowledge of Purchaser, each of the other parties thereto except as may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights generally or by general equitable principles. No event has occurred which, with or without notice, lapse of time or both would or would reasonably be expected to constitute a default or breach on the part of Purchaser or, to the Knowledge of Purchaser, any other party thereto under the Debt Commitment Letter. All commitments and other fees or expenses required to be paid under the Debt Commitment Letter prior to the date hereof have been fully paid. As of the Execution Date, to the Knowledge of Purchaser, there is no fact or occurrence existing that would make any of the statements (including assumptions) set forth in the Debt Commitment Letter inaccurate in any material respect. As of the date hereof, Purchaser has no reason to believe that any of the conditions to the funding of the Debt Financing contemplated by the Debt Commitment Letter will not be satisfied or that the Debt Financing will not be made available to Purchaser on or prior to the Closing Date. In no event shall the receipt or availability of the Debt Financing or any other funds or financing by Purchaser or any Affiliate or any other transactions be a condition to any of Purchaser’s obligations hereunder.

Section 4.4 Solvency. Assuming the satisfaction of the conditions set forth in Section 7.1 and Section 7.3, immediately after giving effect to the transactions contemplated by this Agreement, the Company and each of the Company Subsidiaries will be Solvent. No transfer of property is being made and no obligation is being incurred by or at the direction of Purchaser in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud any present or future creditors of the Company or the Company Subsidiaries. For purposes of this Agreement, “Solvent” when used with respect to the Company, means that, as of any date of determination from and after the Closing Date, (i) the Present Fair Salable Value of its assets will, as of such date, exceed all of its liabilities, contingent or otherwise, as of such date, (ii) the Company will not have, or have access to, as of such date, an unreasonably small amount of capital for the business in which it is engaged or will be engaged and (iii) the

Company will be able to pay its debts as they become absolute and mature, in the ordinary course of business, taking into account the timing of and amounts of cash to be received by it and the timing of and amounts of cash to be payable on or in respect of its indebtedness, in each case after giving effect to the transactions contemplated by this Agreement. For purposes of the definition of “Solvent” (A) “debt” means liability on a “claim”; and (B) “claim” means (x) any right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured or (y) the right to an equitable remedy for a breach in performance if such breach gives rise to a right to payment, whether or not such equitable remedy is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured. “Present Fair Salable Value” means the amount that may be realized if the aggregate assets of the Company (including goodwill) are sold as an entirety with reasonable promptness in an arm’s-length transaction under present conditions for the sale of comparable business enterprises.

Section 4.5 Litigation. As of the Execution Date, there is no Litigation pending or, to the Knowledge of Purchaser, threatened, which questions the validity of this Agreement or any action taken or to be taken by Purchaser in connection herewith which would materially impair or delay Purchaser’s ability to complete the transactions contemplated by this Agreement in accordance with the terms hereof.

Section 4.6 Purchase for Investment. Purchaser is acquiring the Transferred Interests for investment and not with a view toward, or for offer or sale in connection with, any resale or public distribution thereof in violation of the U.S. Securities Act of 1933, as amended, or any state or non-U.S. Law of similar effect. Purchaser acknowledges that the Transferred Interests will not be registered under the U.S. Securities Act of 1933, as amended, or any state or non-U.S. Law of similar effect.

Section 4.7 Brokers. Neither Purchaser nor any of its Affiliates has entered, directly or indirectly, into any Contract or arrangement with any Person that would obligate Seller to pay any commission, brokerage or “finder’s fee” or other fee in connection with this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby.

Section 4.8 No Knowledge of Representations or Omissions. To the Knowledge of Purchaser, there are no representations and warranties of Seller in this Agreement that are not true and correct in all material respects, and Purchaser has no Knowledge of any material errors in, or material omissions from, the Seller Disclosure Schedules, or any other Schedules.

Section 4.9 Purchaser’s Examination. Purchaser has been given adequate opportunity to examine all documents provided by, conduct due diligence and ask questions of, and to receive answers from, Seller and its representatives concerning the Company, the Company Subsidiaries, and the business, assets, properties and liabilities of the Company and the Company Subsidiaries and Purchaser’s investment in the Transferred Interests, and Purchaser has completed its own independent investigation, analysis and evaluation of the Company, the Company Subsidiaries, and the business, assets, properties and liabilities of the Company and the Company Subsidiaries as it deemed necessary or appropriate.

ARTICLE 5

PRE-CLOSING COVENANTS

Section 5.1 Consents and Approvals. (a) Each of the Parties shall cooperate with the other and shall take, or cause to be taken, all actions and shall do, or cause to be done, all things necessary to cause the conditions to the other Party’s obligation to close the transactions contemplated by this Agreement as set forth in Article 7 to be satisfied as promptly as practicable and to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable (and in no event later than 10 Business Days after the date hereof) all necessary notices, reports and other filings and obtaining as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any Governmental Authority (including a Notification and Report Form and a request for early termination of any applicable waiting period pursuant to the HSR Act), (ii) furnishing as promptly as practicable all information to any Governmental Authority as may be required by such Governmental Authority in connection with the foregoing, (iii) obtaining all consents, registrations, approvals, permits and authorizations necessary, proper or advisable to be obtained from, or renewed with, any other Person as promptly as practicable (including by requesting early termination of the applicable waiting period under the HSR Act) and (iv) taking any action necessary to defend vigorously, lift, mitigate or rescind the effect of any Litigation by any Governmental Authority, in each case so as to permit the Closing to occur as promptly as practicable and in any event no later than the Termination Date; provided that under no circumstances shall Seller, the Company or any of the Company Subsidiaries be required to (x) make any payment to any Person to secure such Person’s consent, approval or authorization or (y) proffer to, or agree to, license, dispose of, sell or otherwise hold separate or restrict the operation of any of its assets, operations or other rights unless the foregoing is expressly conditioned on the Closing. Purchaser shall be responsible for and shall pay all filing fees and other charges for the filings required pursuant to clause (i) of this Section 5.1(a).

(b) Without limiting the generality of the undertakings in subsection (a) of this Section 5.1, (i) subject to appropriate confidentiality protections, Seller and Purchaser shall each furnish to the other (and cause their respective Affiliates to furnish to the other) such necessary information and reasonable assistance as the other Party may request in connection with the foregoing and shall each provide counsel for the other Party with copies of all filings made by such Party, and all correspondence between such Party (and its advisors) with any Governmental Authority and any other information supplied by such Party and such Party’s Affiliates to a Governmental Authority in connection with this Agreement and the transactions contemplated hereby; (ii) each Party shall, subject to applicable Law, permit counsel for the other Party to review in advance any proposed written communication to any Governmental Authority; (iii) except for the transactions contemplated by this Agreement, Purchaser and its Affiliates shall not, without the prior written consent of Seller, acquire (whether by merger, consolidation, stock or asset purchase or otherwise), or agree to so acquire, any material amounts of assets of or any equity in any other entity or any business or division thereof if such acquisition or agreement would reasonably be expected to materially increase (x) the risk of not obtaining any Governmental Authorization, or (y) the risk of requiring any additional Governmental Authorization; and (iv) Purchaser’s obligations hereunder shall include (A) proffering to, or agreeing to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate and agreeing to sell, divest, lease, license, transfer, dispose of or otherwise encumber before or after the Closing, any assets, permits, operations, rights, businesses, or interest therein of Purchaser or any of its Affiliates (other than, prior to Closing, assets of the Company and the Company Subsidiaries) or (B) agreeing to any material changes or restriction on, or other impairment of Purchaser and its Affiliates ability to own any of such assets, permits, operations, rights, businesses or interests therein, as may be necessary to obtain any Governmental Authorization as promptly as practicable and in any event prior to the Termination Date. Purchaser shall, promptly upon request by the Company or Seller, reimburse the Company and Seller for all reasonable out-of-pocket costs and expenses incurred by Seller, the Company or the Company Subsidiaries in connection with taking actions pursuant to this Section 5.1.

Section 5.2 Conduct of Business. Except (i) as set forth on Section 5.2 of the Seller Disclosure Schedules, (ii) as otherwise expressly permitted by this Agreement, (iii) as may be required to comply with any Material Contract, (iv) as required by any applicable Law or Governmental Authorization, (v) in connection with necessary or prudent repairs due to breakdown or casualty, or other actions taken in response to a business emergency or other unforeseen operational matter or (vi) as otherwise consented to in writing by Purchaser, such consent not to be unreasonably conditioned, delayed or withheld, from and after the Execution Date until the Closing, Seller shall cause the Company and the Company Subsidiaries to operate in the ordinary course of business consistent with past practice and shall not approve the taking by the Company or the Company Subsidiaries of any of the following actions:

(a) the authorization, declaration or payment of any dividend or distribution to equity holders, other than any dividend or distribution payable solely (i) to the Company or Company Subsidiary or (ii) in cash prior to the Closing Date;

(b) the issuance or sale of any equity interests (including options or warrants) or any security convertible into or exchangeable for equity interests of the Company or any of the Company Subsidiaries, other than any issuance solely among the Company and the Company Subsidiaries;

(c) the amendment or termination of any Material Contract or Material Easement or, except in the ordinary course of business, the entry into any Contract that, if entered into prior to the Execution Date, would be a Material Contract;

(d) the sale, transfer, assignment, license, lease, disposition of or subjecting to any Lien any assets with a value in excess of $250,000 individually, or $1,000,000 in aggregate;

(e) the making of or committing to make, in the aggregate, any capital expenditures in excess of 110% of the Target Capital Expenditures;

(f) the acquisition by merger, consolidation or otherwise of any assets or equity with a value in excess of $250,000 individually, or $1,000,000 in aggregate;

(g) the creation, incurrence or assumption of any Indebtedness, other than (i) Indebtedness that will be discharged on or prior to the Closing Date or (ii) transactions between the Company and the Company Subsidiaries or among the Company Subsidiaries;

(h) except as may be required by applicable Law or the terms of any Contract or Plan as in existence on the Execution Date: (i) a material increase in the compensation or benefits of any Employee, director or independent contractor (except for increases in base salary, in the case of Employees who are not executive officers, in the ordinary course of business), (ii) the grant of any material retention, severance, change of control or termination pay or benefit to any Employee, director or independent contractor, (iii) the adoption, entry into, modification or termination of any Plan or (iv) the hiring of any Employee except in the ordinary course of business;

(i) the making of any material change to the Company’s (or any Company Subsidiary’s) Tax accounting methods or Tax elections;

(j) the changing in any material respect of accounting practices or principles except as required by GAAP;

(k) the amendment of any of the Organizational Documents of the Company or any Company Subsidiary, other than amendments that are ministerial in nature and are not otherwise material;

(l) the initiation or settling of any material Litigation;

(m) the intentional release or termination of any Material Easement or the failure to maintain any Material Easement in accordance with the terms thereof;

(n) the adoption of or effecting any plan with respect to a merger, or the complete or partial liquidation or dissolution; or

(o) the agreement or commitment to take any of the actions described above;

provided, that notwithstanding the foregoing or anything else to the contrary in this Agreement, prior to the Closing, the Company and the Company Subsidiaries shall be permitted to transfer, assign and convey the assets listed on Section 5.2(o) of the Seller Disclosure Schedules to Seller or any Affiliate of Seller (other than the Company or the Company Subsidiaries).

Section 5.3 Access and Information.

(a) Subject to applicable Law or any applicable Governmental Authorizations, from the Execution Date until the Closing Date Seller shall, during reasonable business hours and in compliance with such reasonable procedures as Seller may request, provide Purchaser and its representatives (including the Replacement Financing Sources and their representatives) with access to such information, documents and properties as are in its possession or under its control relating to the Company and the Company Subsidiaries, as Purchaser may reasonably request in connection with the transactions contemplated by this Agreement; provided that such access shall be supervised by such Persons as may be designated by Seller and such access shall not (i) unreasonably disrupt the operations of Seller, the Company or the Company Subsidiaries, (ii) require that any of Seller, the Company or the Company Subsidiaries disclose any information that in Seller’s reasonable judgment would result in the disclosure of any trade secrets or violate any of Seller’s, the Company’s or the Company Subsidiaries’ obligations with respect to confidentiality, (iii) require that any of Seller, the Company or the Company Subsidiaries disclose any legally privileged information of any of Seller, the Company or the Company Subsidiaries, (iv) require Seller or its Affiliates (including the Company and the Company Subsidiaries) to disclose any financial or proprietary information of or regarding Seller or its Affiliates (excluding the Company and the Company Subsidiaries) or otherwise disclose information regarding Seller or its Affiliates (excluding the Company and the Company Subsidiaries) which Seller deems commercially sensitive, or (v) include any boring, drilling or other invasive or destructive testing or sampling. All information, data and copies of documents obtained by Purchaser shall be subject to the terms of the Confidentiality Agreement as if Purchaser were a party thereto.

(b) If Purchaser exercises rights of access to any assets or properties owned, leased, used or managed by the Company Group under this Section 5.3 or otherwise, or conducts examinations or physical inspections at sites under this Section 5.3 or otherwise, then (i) such access and any related examinations or inspections shall be at Purchaser’s sole risk, cost and expense and Purchaser waives and releases all claims against Seller, the Company Group and their Affiliates arising in any way therefrom or in any way related thereto; and (ii) Purchaser shall indemnify, defend and hold harmless Seller, the Company Group and their Affiliates from any and all claims, actions, causes of action, liabilities, losses, damages, fines, penalties, costs or expenses of any kind or character, or Liens for labor or materials, arising out of or related to property damage or personal injury caused by, or personal injury to, Purchaser’s representatives and invitees during the course of any such examinations or inspections. THE FOREGOING RELEASE AND INDEMNIFICATION SHALL APPLY WHETHER OR NOT SUCH CLAIMS, ACTIONS, CAUSES OF ACTION, LIABILITIES, DAMAGES, LOSSES, COSTS OR EXPENSES ARISE OUT OF (i) NEGLIGENCE (INCLUDING SOLE NEGLIGENCE, SIMPLE NEGLIGENCE, CONCURRENT NEGLIGENCE OR ACTIVE OR PASSIVE NEGLIGENCE) OF SELLER, THE COMPANY OR ANY COMPANY SUBSIDIARY OR (ii) STRICT LIABILITY.

Section 5.4 Publicity. Prior to the Closing Date, no press release or public announcement related to this Agreement, or the transactions contemplated hereby shall be issued or made without the joint approval of Seller and Purchaser, unless required by applicable Law (in the reasonable opinion of counsel), in which case Seller and Purchaser shall have the right to review such press release or announcement prior to publication.

Section 5.5 Financing.

(a) Purchaser hereby acknowledges and agrees that obtaining the Debt Financing is not a condition to the Closing. For the avoidance of doubt, if the Debt Financing is not available, Purchaser shall continue to be obligated, subject to the fulfillment or waiver of the conditions to the obligation of Purchaser set forth in Section 7.1 and Section 7.3, to complete the transactions contemplated by this Agreement on the terms contemplated by this Agreement.

(b) Purchaser shall take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letter, including (i) maintaining in effect the Debt Commitment Letter, (ii) satisfying on a timely basis all conditions applicable to

Purchaser obtaining the Debt Financing and complying with its obligations in the Debt Commitment Letter, (iii) entering into definitive agreements with respect thereto on terms and conditions described in or contemplated by the Debt Commitment Letter (including any “flex” provisions in the Debt Commitment Letter), (iv) obtaining such third-party consents as may be reasonably required in connection with the Debt Financing and (v) consummating the Debt Financing at or prior to the Closing (including by taking enforcement actions against the Debt Financing Sources and other Persons providing the Debt Financing, including through litigation). Purchaser shall not agree to or permit any amendment, supplement or other modification of, or waive any of its rights under, the Debt Commitment Letter or any definitive agreements related to the Debt Financing, in each case, without Seller’s prior written consent, except to correct typographical errors, provide for the assignment of a portion of the Debt Commitment Letter to additional agents or arrangers or to reallocate commitments or assign or reassign titles or roles to, or between or among, any entities party thereto. Purchaser shall promptly upon execution deliver to Seller copies of any such amendment, replacement, supplement, modification or waiver. Upon any such amendment, supplement or modification of the Debt Commitment Letter in accordance with this Section 5.5, the term “Debt Commitment Letter” shall mean the Debt Commitment Letter as so amended, supplemented or modified. Without limiting any of the foregoing obligations of Purchaser except as set forth below, it is understood that Purchaser shall be entitled to seek equity or debt financing from alternative sources the proceeds of which may be used in lieu of the Debt Financing to finance all or a portion of the Sufficient Financing Amount so long as any such proceeds obtained prior to the Closing Date are used to consummate the transactions contemplated by this Agreement (the “Replacement Financing”) or used prior to the Closing to repay outstanding amounts under Purchaser’s existing revolving credit facility so long as Purchaser has no reason to believe that any of the conditions to the drawdowns of such revolving credit facility would not be satisfied as of the Closing and Purchaser will have capacity under such revolving credit facility to redraw any such amounts at the Closing to the extent necessary to consummate the transactions contemplated by this Agreement. To the extent Purchaser obtains and uses the proceeds of such Replacement Financing to pay all of the payments set forth in Section 2.2 and any adjustment pursuant to Section 2.4 and any other amounts required to be paid pursuant to Section 2.3(b), Purchaser shall be relieved of its obligation under Section 5.5(b)(v) to consummate the Debt Financing at or prior to the Closing to the extent the Debt Financing is not necessary for the Purchaser to consummate the transactions contemplated by this Agreement.

(c) In the event all or any portion of the Debt Financing becomes unavailable on the terms and conditions described in or contemplated by the Debt Commitment Letter for any reason, Purchaser shall use its reasonable best efforts to arrange to obtain, as promptly as practicable following the occurrence of such event but no later than the satisfaction or waiver of the conditions to the obligation of Purchaser set forth in Section 7.1 and Section 7.3, alternative financing from alternative sources (the “Alternative Financing”) in an amount equal to the Sufficient Financing Amount, which would not involve terms that are materially less favorable to Purchaser, would not involve any conditions to funding the Debt Financing that are not contained in the Debt Commitment Letter, would not reasonably be expected to prevent, impede or delay the consummation of the Debt Financing or the transactions contemplated by this Agreement and would not adversely impact the ability of Purchaser or Seller, as applicable, to enforce its rights against other parties to the Debt Commitment Letter or otherwise adversely impact the Seller. The obligations under this Section 5.5 shall apply equally to any such Alternative Financing (including any new financing commitment).

(d) Purchaser shall keep Seller and the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing (or Alternative Financing or Replacement Financing) and provide to Seller and the Company copies of all documents related to the Debt Financing (or Alternative Financing or Replacement Financing). Purchaser shall allow Seller and the Company to reasonably consult with the providers of the Debt Financing (and Alternative Financing or Replacement Financing) on the status of such financing (provided that Purchaser shall have the right to have one or more representatives present during any such consultation) and provide Seller and the Company, upon reasonable request, with such information and documentation as shall be reasonably necessary to allow Seller and the Company to monitor the progress of such financing activities. Without limiting the generality of the foregoing, Purchaser shall give Seller and the Company prompt written notice (i) of any actual or purported breach, default, repudiation, cancellation or termination (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to such breach, default, repudiation, cancellation or termination) by any party to the Debt Commitment Letter (or commitments for any Alternative Financing or Replacement Financing) or definitive documents relating to the Debt Financing (or any Alternative Financing or Replacement Financing) of which Purchaser becomes aware or any termination of the Debt Commitment Letter (or commitments for any Alternative Financing or Replacement Financing), (ii) if for any reason Purchaser believes in good faith that there is a possibility that it will not be able to obtain all or any portion of the Debt Financing (or any Alternative Financing or Replacement Financing) on the terms, in the manner or from the sources contemplated by the Debt Commitment Letter (and any equivalent documents for any Alternative Financing or Replacement Financing) or the definitive documents related to the Debt Financing (and any equivalent documents for any Alternative Financing or Replacement Financing), (iii) if for any reason Purchaser believes in good faith that there is a possibility that it will not be able satisfy the conditions necessary to obtain the Sufficient Financing Amount under the Debt Commitment Letters (or any equivalent documents for any Alternative Financing or Replacement Financing) or (iv) any reduction in the amount of the commitments under the Debt Commitment Letters (or any equivalent documents for any Alternative Financing or Replacement Financing). The Purchaser will not consent to any assignment of rights or obligations under the Debt Commitment Letters (or any equivalent documents for any Alternative Financing or Replacement Financing) without the prior written approval of the Seller, which shall not be unreasonably withheld or delayed.

ARTICLE 6

OTHER AGREEMENTS

Section 6.1 Employee Benefits.

(a) From and after the Closing and for twelve months thereafter, Purchaser shall, or shall cause the Company one or more of the Company Subsidiaries or other of Purchaser’s Affiliates, as applicable, to continue to provide current Employees with salary or wage levels and bonus opportunities, to the extent applicable, and with employee benefits that are, in the aggregate, comparable to those provided to each such Employee by the Company and the Company Subsidiaries as of the Closing Date. Purchaser agrees to fully indemnify and hold harmless Seller and its Affiliates from any and all costs and liabilities which any of them may incur with respect to any claim in this regard, other than such costs and liabilities as arise as a result of Seller’s or its Affiliates gross negligence or willful misconduct.

(b) Seller, as the sole member of the Company, shall, no later than the day preceding the Closing Date, adopt a resolution by written consent terminating the Navigator Energy Services, LLC 401(k) Plan effective as of the day immediately preceding the Closing Date.

Section 6.2 Obligations to Employees.

(a) From and after the Closing Date, Purchaser shall, or shall cause the Company or one or more of the Company Subsidiaries or other of Purchaser’s Affiliates, as applicable, to honor, pay, perform and satisfy all liabilities under each employment, severance, termination, consulting, retirement and other compensation and benefit Plan set forth in Section 3.15(a) of the Seller Disclosure Schedules, as such Plans are in effect on the Closing Date and shall not take, or cause any Person to take, any action that would adversely affect the rights of any Employee thereunder with respect to vested benefits; provided however, that nothing in either Section 6.1 or 6.2 shall require Purchaser, the Company, the Company Subsidiaries or any of their respective Affiliates to continue the employment of any Employee or restrict Purchaser, the Company, the Company Subsidiaries or any of their respective Affiliates from amending, modifying, suspending or terminating any such Plans in accordance with applicable Laws and the terms and conditions of any such Plans.

(b) With respect to any plans in which current Employees participate on or after the Closing, Purchaser shall, or shall cause the Company or one or more of the Company Subsidiaries or other of Purchaser’s Affiliates, as applicable, to: (i) waive, with respect to such plans as provide health and/or welfare benefits, all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Employees, except to the extent such pre-existing conditions, exclusions or waiting periods are applied under the similar Plan in effect immediately prior to the Closing; (ii) provide, with respect to such plans as provide health and/or welfare benefits, each such Employee with credit for any co-payments and deductibles paid by such Employees (to the same extent such credit was given for the year of the Closing under the similar Plan in effect immediately prior to the Closing) in satisfying any applicable deductible or out-of-pocket requirements; and (iii) recognize all continuous service of the Employees with the Company or any of the Company Subsidiaries (including continuous service with an entity that was previously acquired by the Company), as applicable, for all purposes (including for purposes of eligibility to participate, vesting credit and entitlement to benefits, but excluding benefit accrual under a defined benefit or money purchase pension plan and vesting for equity and other incentive awards); provided that none of the foregoing shall apply to the extent it would result in a duplication of benefits.

(c) This Section 6.2 shall survive the Closing, is intended to benefit the Company and the Company Subsidiaries, and shall be binding on all successors and assigns of Purchaser and the Company. Nothing in this Section 6.2 shall (i) create any third party beneficiary right in any Person other than the parties to this Agreement, including any current or former employee, any participant in any Plan or any dependent or beneficiary thereof or (ii) constitute an amendment to any Plan or any other plan or arrangement covering employees of the Company or any of the Company Subsidiaries.

Section 6.3 Release. Effective as of the Closing and subject to the immediately following sentence (a) Seller hereby unconditionally and irrevocably releases and waives any claims that Seller has or may have, against the Company or any Company Subsidiary to the extent relating to actions, omissions, facts or circumstances occurring or existing at or prior to the Closing and (b) Purchaser hereby, on its own behalf and on behalf of its Affiliates (including the Company Group), unconditionally and irrevocably releases and waives any claims that the Company or its Affiliates have or may have against Seller or any Seller Related Parties, arising out of, resulting from or relating to actions, omissions, facts or circumstances occurring, arising or existing at or prior to the Closing, in each case related directly and solely to Seller’s ownership of any Transferred Interests. Nothing contained in this Section 6.3 is intended to, nor does it, (i) extend to any claims in respect of this Agreement or the other Transaction Documents or any of the provisions set forth herein or therein, or (ii) affect any right to indemnification, exculpation or advancement of expenses to which the Seller or any Seller Related Party may be entitled as a result of such Person’s interest in or service as a manager, director, officer, employee, advisor, consultant or other representative of the Company Group, including the rights set forth in Section 6.7.

Section 6.4 No Other Representations. PURCHASER SPECIFICALLY ACKNOWLEDGES AND AGREES THAT EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE 3 (AS MODIFIED BY THE SELLER DISCLOSURE SCHEDULES) AND IN ANY CERTIFICATE DELIVERED PURSUANT TO THIS AGREEMENT, NEITHER THE SELLER, A SELLER RELATED PARTY NOR ANY OTHER PERSON MAKE, OR HAVE MADE, ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO THE COMPANY GROUP, THE BUSINESS OF THE COMPANY GROUP OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. PURCHASER SPECIFICALLY ACKNOWLEDGES AND AGREES TO THE SELLER AND THE SELLER RELATED PARTIES’ EXPRESS DISAVOWAL AND DISCLAIMER OF ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY THE SELLER OR THE SELLER RELATED PARTIES OR THEIR RESPECTIVE REPRESENTATIVES, AND OF ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO PURCHASER OR ITS EQUITYHOLDERS, INCORPORATORS, CONTROLLING PERSONS, LIMITED OR GENERAL PARTNERS, MEMBERS, AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO PURCHASER OR ITS EQUITYHOLDERS, INCORPORATORS, CONTROLLING PERSONS, LIMITED OR GENERAL PARTNERS, MEMBERS, AFFILIATES OR REPRESENTATIVES BY SELLER, ANY SELLER RELATED PARTY OR ANY OF THEIR REPRESENTATIVES). PURCHASER ACKNOWLEDGES AND AGREES THAT IT HAS CONDUCTED TO ITS SATISFACTION ITS OWN INDEPENDENT INVESTIGATION OF THE CONDITION, OPERATIONS, LIABILITIES AND BUSINESS OF THE COMPANY GROUP AND, IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, PURCHASER RELIED SOLELY ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND THE EXPRESS REPRESENTATIONS AND WARRANTIES OF THE SELLER SET FORTH IN ARTICLE 3 (AS MODIFIED BY THE SELLER DISCLOSURE SCHEDULES) AND IN ANY

CERTIFICATE DELIVERED PURSUANT TO THIS AGREEMENT. IN FURTHERANCE OF THE FOREGOING, AND NOT IN LIMITATION THEREOF, PURCHASER SPECIFICALLY ACKNOWLEDGES AND AGREES THAT THE SELLER DOES NOT MAKE, NOR HAS ANY OTHER PERSON MADE, ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO ANY FINANCIAL PROJECTION OR FORECAST DELIVERED TO PURCHASER OR ITS EQUITYHOLDERS, INCORPORATORS, CONTROLLING PERSONS, LIMITED OR GENERAL PARTNERS, MEMBERS, AFFILIATES OR REPRESENTATIVES WITH RESPECT TO THE PERFORMANCE OF THE COMPANY GROUP OR THE BUSINESS OF THE COMPANY GROUP WHETHER BEFORE, ON OR AFTER THE CLOSING DATE. PURCHASER SPECIFICALLY ACKNOWLEDGES AND AGREES THAT THE SELLER DOES NOT MAKE, NOR HAS MADE (OR HAS AUTHORIZED ANY OTHER PERSON TO MAKE ON THEIR BEHALF), ANY REPRESENTATION OR WARRANTY TO PURCHASER REGARDING THE PROBABLE SUCCESS OR PROFITABILITY OF THE COMPANY GROUP OR THE BUSINESS OF THE COMPANY GROUP. PURCHASER SHALL ACQUIRE THE COMPANY GROUP (I) WITHOUT ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO THE QUALITY, MERCHANTABILITY, FITNESS FOR ANY PARTICULAR PURPOSE, CONFORMITY TO SAMPLES, OR CONDITION OF THE COMPANY GROUP, ANY ASSETS OR ANY PART THEREOF AND (II) IN AN “AS IS” CONDITION AND ON A “WHERE IS” BASIS, EXCEPT, IN EACH CASE, FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE 3 (AS MODIFIED BY THE SELLER DISCLOSURE SCHEDULES) AND IN ANY CERTIFICATE DELIVERED PURSUANT TO THIS AGREEMENT. WITH THE EXCEPTION OF ANY CLAIM BY PURCHASER FOR WILLFUL MISREPRESENTATIONS WHICH WOULD CONSTITUTE COMMON LAW FRAUD UNDER DELAWARE LAW, PURCHASER HEREBY WAIVES, ON BEHALF OF ITSELF AND ITS AFFILIATES (INCLUDING, AFTER THE CLOSING, THE COMPANY GROUP), FROM AND AFTER THE CLOSING, TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, ANY AND ALL RIGHTS, CLAIMS AND CAUSES OF ACTION IT MAY HAVE AGAINST THE SELLER, ANY OF THE SELLER RELATED PARTIES AND ANY OF THEIR REPRESENTATIVES, AND AGREES NO RECOURSE SHALL BE SOUGHT OR GRANTED AGAINST ANY OF THEM, RELATING TO THE OPERATION OF THE COMPANY GROUP OR THE BUSINESS OF THE COMPANY GROUP OR RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT (INCLUDING THE REPRESENTATIONS, WARRANTIES AND COVENANTS CONTAINED HEREIN, THE SCHEDULES AND EXHIBITS HERETO AND ANY CERTIFICATE, INSTRUMENT, OPINION OR OTHER DOCUMENTS DELIVERED IN CONNECTION HEREWITH) AND THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER ARISING UNDER OR BASED UPON ANY FEDERAL, STATE, LOCAL OR FOREIGN STATUTE, LAW, ORDINANCE, RULE OR REGULATION OR OTHERWISE (INCLUDING ANY RIGHT, WHETHER ARISING AT LAW OR IN EQUITY, TO SEEK INDEMNIFICATION, CONTRIBUTION, COST RECOVERY, DAMAGES, OR ANY OTHER RECOURSE OR REMEDY, INCLUDING AS MAY ARISE UNDER COMMON LAW). FURTHERMORE, WITHOUT LIMITING THE GENERALITY OF THIS SECTION 6.4 NO ACTION, CAUSE OF ACTION, CLAIM, CROSS-CLAIM OR THIRD-PARTY CLAIM OR LEGAL PROCEEDING OF ANY KIND (WHETHER AT LAW, IN EQUITY, IN CONTRACT, IN TORT OR OTHERWISE) SHALL BE BROUGHT OR MAINTAINED BY

PURCHASER OR ANY OF ITS AFFILIATES (INCLUDING, AFTER THE CLOSING, THE COMPANY GROUP) AGAINST THE SELLER, ANY SELLER RELATED PARTY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES, AND NO RECOURSE SHALL BE SOUGHT OR GRANTED AGAINST ANY OF THEM, BY VIRTUE OF OR BASED UPON (I) ANY ALLEGED MISREPRESENTATION OR INACCURACY IN OR BREACH OF ANY OF THE REPRESENTATIONS, WARRANTIES OR COVENANTS SET FORTH OR CONTAINED IN THIS AGREEMENT, ANY CERTIFICATE, INSTRUMENT, OPINION OR OTHER DOCUMENTS DELIVERED HEREUNDER, THE EXHIBITS AND DISCLOSURE SCHEDULE HERETO OR THE SUBJECT MATTER HEREOF OR THEREOF, OR (II) THE BUSINESS OF THE COMPANY GROUP, THE OWNERSHIP, OPERATION, MANAGEMENT, USE OR CONTROL OF THE COMPANY GROUP AND/OR THE BUSINESS OF THE COMPANY GROUP, ANY OF THEIR ASSETS, ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY ACTIONS OR OMISSIONS AT OR PRIOR TO THE CLOSING DATE, EXCEPT THAT PURCHASER SHALL NOT BE PRECLUDED FROM BRINGING ANY CLAIM FOR WILLFUL MISREPRESENTATIONS WHICH WOULD CONSTITUTE COMMON LAW FRAUD UNDER DELAWARE LAW.

Section 6.5 Transfer Taxes. Purchaser agrees to be fully responsible for and pay all Transfer Taxes (if any) that may be due and payable in connection with the transfer of the Transferred Interests contemplated by this Agreement, whether before, at, or after Closing.

Section 6.6 Further Assurances. Seller and Purchaser each agree that from time to time after the Closing they will execute and deliver, and will cause their respective Affiliates to execute and deliver, such further instruments, and take, and cause their respective Affiliates to take, such other actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

Section 6.7 Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Closing, Purchaser shall cause the Company and the Company Subsidiaries (as applicable, the “D&O Indemnifying Party”) to indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing, an officer or director of the Company or any of the Company Subsidiaries (the “D&O Indemnified Parties”) against all losses, claims, damages, costs, expenses (including attorneys’ fees and expenses), liabilities or judgments or amounts that are paid in settlement with the approval of the D&O Indemnifying Party (which approval shall not be unreasonably withheld) of or in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of the Company or any of the Company Subsidiaries whether pertaining to any matter existing or occurring prior to the Closing or any acts or omissions occurring or existing prior to the Closing and whether asserted or claimed prior to, or at or after, the Closing, in each such case, to the same extent such D&O Indemnified Parties are entitled thereto as of the date hereof. Furthermore, the current provisions in the Company’s and the Company Subsidiaries’ respective Organizational Documents with respect to exculpation of director and officer liability and indemnification shall not be amended for six years following the Closing if such amendment would materially and adversely affect the rights thereunder of individuals who at any time prior to the Closing were directors or officers of the Company or any of the Company Subsidiaries in respect of actions or omissions occurring at or prior to the Closing.

(b) For a period of six years after the Closing, Purchaser shall cause the Company and the Company Subsidiaries to maintain in effect the current policies of directors’ and officers’ liability insurance maintained by the Company and the Company Subsidiaries; provided that Purchaser may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the D&O Indemnified Parties with respect to matters arising before and acts or omissions occurring or existing at or prior to the Closing; provided, further, that the Company and the Company Subsidiaries shall not be obligated to pay annual premiums in excess of 300% of the annual premiums currently paid for such insurance. Purchaser may satisfy its obligations under this Section 6.7(b) by purchasing a “tail” policy which (i) has an effective term of six years from the Closing, (ii) covers each person currently covered by the Company’s directors’ and officers’ insurance policy in effect on the date of this Agreement for actions and omissions occurring on or prior to the Closing, and (iii) contains terms that are no less favorable than those of the Company’s directors’ and officers’ insurance policy in effect on the date of this Agreement.

(c) In the event that, following the Closing, the Purchaser or the Company or any of their respective successors or assigns (i) consolidates or merges with or into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Purchaser or the Company shall assume and succeed to all of the obligations thereof set forth in this Section 6.7. In addition, following the Closing, the Purchaser and the Company shall not distribute, sell, transfer or otherwise dispose of any of their assets in a manner that would reasonably be expected to render the Purchaser or the Company unable to satisfy their obligations under this Section 6.7.

(d) The provisions of this Section 6.7 are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnified Party, his or her heirs and his or her personal representatives and shall be binding on all successors and assigns of Purchaser, the Company and the Company Subsidiaries.

Section 6.8 Post-Closing Access. In connection with any matter relating to any period prior to, or any period ending on, the Closing Date, Purchaser shall, upon the request and at the expense of Seller, permit Seller and its representatives reasonable access at all reasonable times to the Books and Records transferred to Purchaser, and Purchaser shall execute and shall cause the Company and the Company Subsidiaries to execute such documents as Seller may reasonably request to enable Seller to prepare and/or file any reports or Tax Returns required of Seller and/or any of Seller’s Affiliates, if any, relating to the Company or any of the Company Subsidiaries, or for Seller to fulfill any post-Closing Obligations hereunder. Purchaser shall not dispose of such Books and Records during the seven (7)-year period beginning with the Closing Date without Seller’s consent, which shall not be unreasonably withheld, conditioned or delayed.

Section 6.9 Name Change; Use of Name. Purchaser shall change the name of the Company and the Company Subsidiaries within 60 days following the Closing Date to exclude the word “Navigator”, and shall cease using such name after such time. On and prior to the date that is 60 days following the Closing Date, Purchaser shall have a nonexclusive, non-assignable, non-sublicensable license to continue using such name, in a manner consistent with past practice and transitional “phase out” use.

Section 6.10 Transition Matters.

(a) From time to time prior to Closing, but in no event later than three Business Days prior to the Closing Date, Purchaser may deliver to Seller a notice providing the name or names of any current Employee(s) (each such Employee, a “Terminated Employee”) to be terminated effective upon the Closing, and Seller shall, subject to compliance with applicable Law, cause the employment of such Terminated Employees to be terminated effective upon the Closing. If any such Terminated Employee has previously executed a Transition Services Letter, Seller shall cause such Transition Services Letter to be terminated effective upon the Closing.

(b) From time to time prior to the Closing, but in no event later than three Business Days prior to the Closing Date, Purchaser may deliver to Seller a notice providing the name or names of any current Employee(s) (each such Employee, a “Targeted Employee”) that Purchaser has identified for the execution of a Transition Services Letter. Seller shall then request that the Targeted Employee enter into a Transition Services Letter with the Company on or prior to Closing.

ARTICLE 7

CONDITIONS PRECEDENT

Section 7.1 Conditions to Obligations of Both Parties. The respective obligations of Seller and Purchaser to consummate the transactions contemplated by Section 2.1 shall be subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived by Seller and Purchaser, in whole or in part, to the extent permitted by applicable Law:

(a) The waiting period (and any extension thereof) applicable to the purchase of the Transferred Interests pursuant hereto under the HSR Act shall have been terminated or shall have expired; and

(b) there shall not be in effect any Order issued by a Governmental Authority of competent jurisdiction prohibiting the consummation of the transactions contemplated by Section 2.1, nor shall any Law have been enacted which would prohibit the consummation of the transaction contemplated by this Agreement (each, a “Prohibitive Order”).

Section 7.2 Conditions to Obligations of Seller. The obligation of Seller to consummate the transactions contemplated by Section 2.1 shall be subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived by Seller, in whole or in part, to the extent permitted by applicable Law:

(a) The representations and warranties in Article 4 hereof shall be true and correct in all material respects as of the Closing Date (disregarding all qualifications or limitations as to “materiality” or “Material Adverse Effect” and words of similar import set forth therein), as though such representations and warranties had been made on and as of the Closing Date (except that representations and warranties that are made as of a specified date need be true and correct in all material respects only as of such date).

(b) Purchaser shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it prior to the Closing Date; provided that, with respect to agreements, covenants and conditions that are qualified by materiality, Purchaser shall have performed such agreements and covenants in all respects.

(c) Purchaser shall have delivered to Seller a certificate dated the Closing Date and signed by a senior executive officer as to the fulfillment of the conditions set forth in Section 7.2(a) and Section 7.2(b).

Section 7.3 Conditions to Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated by Section 2.1 shall be subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived by Purchaser, in whole or in part, to the extent permitted by applicable Law:

(a) The representations and warranties (i) set forth in Article 3 hereof (other than in Sections 3.1, 3.2(a), 3.4 and 3.6(c)(ii)) shall be true and correct as of the Closing Date (disregarding all qualifications or limitations as to “materiality” or “Material Adverse Effect” and words of similar import set forth therein), as though such representations and warranties had been made on and as of the Closing Date (except that representations and warranties that are made as of a specified date need be true and correct in all respects only as of such date) except where the failure of any such representation or warranty to be so true and correct, individually or in the aggregate, has not had or would not reasonably be expected to have, a Material Adverse Effect; (ii) set forth in Sections 3.1, 3.2(a) and 3.4 shall be true and correct in all material respects as though such representations and warranties had been made on and as of the Closing Date (disregarding all qualifications or limitations as to “materiality” or “Material Adverse Effect” and words of similar import set forth therein), (except that representations and warranties that are made as of a specified date need be true and correct in all material respects only as of such date) and (iii) set forth in Section 3.6(c)(ii) shall be true and correct in all respects as of the Closing Date as though made on the Closing Date.

(b) Seller shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it prior to the Closing Date; provided that, with respect to agreements, covenants and conditions that are qualified by materiality, Seller shall have performed such agreements and covenants in all respects.

(c) Seller shall have delivered to Purchaser a certificate dated the Closing Date and signed by a senior executive officer as to the fulfillment of the conditions set forth in Section 7.3(a) and Section 7.3(b).

ARTICLE 8

TERMINATION

Section 8.1 Termination. This Agreement may be terminated:

(a) at any time prior to the Closing Date by mutual agreement of Purchaser and Seller;

(b) by Purchaser or Seller, by written notice to the other Party, if the Closing shall not have occurred by August 11, 2017 (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to a Party whose failure to fulfill any obligation under this Agreement shall have been a material cause of, or resulted in, the failure of the Closing to occur on or before such date;

(c) by either Purchaser or Seller, by written notice to the other Party, if any Prohibitive Order permanently prohibiting the consummation of the transactions contemplated by this Agreement shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to a Party whose failure to fulfill any obligation under this Agreement shall have been a material cause of, or resulted in, the Prohibitive Order;

(d) by Purchaser, by written notice to Seller, if Seller has breached or failed to perform in any material respect any of its obligations set forth in this Agreement, (i) such that the conditions set forth in Section 7.1 or Section 7.3 cannot be satisfied, and (ii) such breach or failure to perform cannot be cured by Seller or, if capable of being cured, shall not have been cured within the earlier of (i) thirty days after receipt by Seller of notice in writing from Purchaser, specifying the nature of such breach and requesting that it be cured, and (ii) three Business Days prior to the Termination Date; provided that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if it is then in breach of any of its obligations under this Agreement such that the conditions set forth in Section 7.1 or Section 7.2 cannot be satisfied; or

(e) by Seller, by written notice to Purchaser, if Purchaser has breached or failed to perform in any material respect any of its obligations set forth in this Agreement, (i) such that the conditions set forth in Section 7.1 or Section 7.2 cannot be satisfied, and (ii) such breach or failure to perform cannot be cured by Purchaser or, if capable of being cured, shall not have been cured within the earlier of (i) thirty days after receipt by Purchaser of notice in writing from Seller, specifying the nature of such breach and requesting that it be cured and (ii) three Business Days prior to the Termination Date; provided that Seller shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if it is then in breach of any of its obligations under this Agreement such that the conditions set forth in Section 7.1 or Section 7.3 cannot be satisfied.

Section 8.2 Effect of Termination. Subject to the other terms hereof, if this Agreement is terminated as provided in this Article 8, this Agreement shall become null and void and of no further force or effect, except for the provisions of:

(i)	the Confidentiality Agreement;

(ii)	this Section 8.2; and

(iii)	Article 9 and any corresponding definitions.

Nothing in this Section 8.2, however, shall be deemed to extinguish any right or remedy of any Party that shall have accrued hereunder prior to any such termination, or release any Party from any liability for any breach by such Party of the terms and provisions of this Agreement.

ARTICLE 9

GENERAL PROVISIONS

Section 9.1 Non-Survival. None of the representations, warranties, covenants or other agreements in this Agreement or any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive Closing, except for those covenants and agreements contained herein and therein that by their terms are to be performed in whole or in part after Closing and this Article 9.

Section 9.2 Governing Law. This Agreement, and all actions, causes of action, claims, cross-claims, third-party claims or Litigation of any kind (whether at Law, in equity, in contract, in tort or otherwise) that may be based upon, arise out of or relate to this Agreement (including the Exhibits and Schedules hereto), any certificate, instrument, opinion or other documents delivered hereunder, or the negotiation, execution or performance hereof or thereof (including any action, cause of action, claim, cross-claim, third-party claim or Litigation of any kind based upon, arising out of or related to any representation or warranty made in or in connection herewith or therewith) shall be governed by and construed in accordance with the Law of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws; provided that the Debt Financing and all actions (whether at Law, in equity, in contract, in tort or otherwise) that may be based upon, arise out of or relate to the Debt Financing, or the negotiation, execution or performance of any documentation (including the Debt Commitment Letter) in connection therewith shall be governed by and construed in accordance with the laws of the State of New York (except as expressly specified otherwise in the Debt Commitment Letter or in any definitive document related to the Debt Financing).

Section 9.3 Consent to Jurisdiction. (a) Each of the parties hereto hereby irrevocably and unconditionally (i) submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any Federal court of the United States of America sitting in the State of Delaware), and any appellate court from any thereof, in any action, cause of action, claim, cross-claim or third-party claim or Litigation of any kind arising out of or relating to this Agreement, any certificate, instrument, opinion or other documents delivered hereunder, or the negotiation, execution or performance hereof or thereof (including any action, cause of action, claim, cross-claim or third-party claim or Litigation of any kind based upon, arising out of or related to any representation or warranty made in or in connection herewith or therewith), or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action, cause of action, claim, cross-claim or third-party claim or Litigation of any kind shall be heard and determined in such Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any Federal court of the United States of America sitting in the State of Delaware), (ii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any action, cause of action, claim, cross-claim or third-party claim or Litigation of any kind arising out of or relating to this Agreement, any certificate, instrument, opinion or other documents delivered hereunder, or the negotiation, execution or performance hereof or thereof (including any action, cause of action, claim, cross-claim or third-party claim or Litigation of any kind based upon, arising out of or related to any representation or warranty made in or in connection herewith or therewith) in the Delaware Court of Chancery, any Federal court of the United States of America sitting in the State of Delaware, or in any Delaware State court, (iii) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action, cause of action, claim, cross-claim or third-party claim or Litigation of any kind in any such court and (iv) agrees that a final judgment in any such action, cause of action, claim, cross-claim or third-party claim or Litigation of any kind shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to it at the applicable address set forth in Section 9.11 below shall be effective service of process for any action, cause of action, claim, cross-claim or third-party claim or Litigation of any kind brought in any such court.

(b) Each of the parties agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim or Litigation of any kind (whether at Law, in equity, in contract, in tort or otherwise) against the Debt Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), and makes the agreements, waivers and consents set forth in Section 9.3(a) mutatis mutandis but with respect to the courts specified in this Section 9.3(b).

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING THE DEBT FINANCING).

Section 9.4 Remedies. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including by requiring Purchaser to file one or more lawsuits against the Debt Financing Sources to fully enforce the Debt Financing Sources’ obligations under the Debt Commitment Letter), this being in addition to any other remedy to which they are entitled at Law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the Party seeking the injunction, specific performance and other equitable relief has an adequate remedy of Law. The remedies available to each Party pursuant to this Section 9.4 shall be in addition to any other remedy to which it is entitled at Law or in equity. To the extent any party hereto brings any action to enforce specifically the performance of the terms and provisions of this Agreement (other than an action solely to specifically enforce any provision that expressly survives termination of this Agreement pursuant to Section 8.2 hereof) when available to such party pursuant to the terms of this Agreement, the Termination Date shall automatically be extended by (i) the amount of time during which such action is pending, plus 20 Business Days, or (ii) such other time period established by the court presiding over such action.

Section 9.5 Modification; Waiver. This Agreement may be modified only by a written instrument executed by the Parties hereto. Any of the terms and conditions of this Agreement may be waived in writing (subject to applicable Law) at any time on or prior to the Closing Date by the Party entitled to the benefits thereof. To the extent any amendment, modification or supplement to Section 9.2, Section 9.3, this Section 9.5 or Section 9.9 is sought which is adverse to the rights of any Debt Financing Source, the prior written consent of such Debt Financing Source shall be required before such amendment, modification or supplement is effective.

Section 9.6 Entire Agreement. This Agreement constitutes the entire agreement of the Parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, oral or written, express or implied, between the Parties hereto and their respective Affiliates, representatives and agents in respect of the subject matter hereof, except that this Agreement does not supersede the Confidentiality Agreement, the terms and conditions of which the Parties hereto expressly reaffirm.

Section 9.7 Severability. If any term or other provision of this Agreement is found to be, by competent authority with jurisdiction, invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 9.8 Expenses. Except as expressly provided herein to the contrary, whether or not the transactions contemplated herein shall be consummated, each Party shall pay its own expenses incident to the preparation and performance of this Agreement.

Section 9.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto and its successors and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided that: (i) the Debt Financing Sources shall be considered third party beneficiaries with respect to Section 9.2, Section 9.3, Section 9.5 and this sentence of Section 9.9, (ii) the D&O Indemnified Parties shall be considered third party beneficiaries of Section 6.7, (iii) the Seller Related Parties shall be considered third party beneficiaries of Section 6.4, (iv) the Non-Party Affiliates shall be considered third party beneficiaries of Section 9.18 and (v) ST&B shall be considered a third party beneficiary of Section 9.19, and, in each case, such parties shall have the right to enforce such Sections.

Section 9.10 Failure or Indulgence Not Waiver. No failure or delay on the part of any Party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof, or of any other right.

Section 9.11 Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given or made as follows: (i) if sent by registered or certified mail, return receipt requested, upon receipt; (ii) if sent by reputable overnight air courier (such as DHL or Federal Express), upon receipt; (iii) if sent by email or facsimile transmission, with a copy mailed on the same day in the manner provided in (i) or (ii) above, when transmitted and, in the case of facsimile transmission, when receipt is confirmed; or (iv) if otherwise actually personally delivered, when delivered and shall be delivered as follows:

if to Seller:

c/o First Reserve Advisors LLC

One Lafayette Place

Greenwich, CT 06830

Attention: Matt Raben

Facsimile: (203) 625-8553

Email: mraben@firstreserve.com

with a copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP

600 Travis Street, Suite 5400

Houston, TX 77002

Attention: Christopher May

Facsimile: (713) 821-5602

Email: cmay@stblaw.com

if to Purchaser:

NuStar Energy L.P.

19003 IH-10 West

San Antonio, Texas 75257

Attention: Amy Perry, Senior Vice President, General Counsel–Corporate and Commercial Law & Corporate Secretary

Facsimile: (210) 918-5469

Email: Amy.Perry@nustarenergy.com

with a copy to (which shall not constitute notice):

Andrews Kurth Kenyon LLP

600 Travis, Suite 4200

Houston, Texas 77002

Attention: George Vlahakos

Facsimile: (713) 220-4285

Email: georgevlahakos@andrewskurth.com

or to such other address or to such other person as a Party hereto shall have last designated by notice to the other Party.

Section 9.12 Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns, provided that any assignment, by operation of law or otherwise, by a Party hereto shall require the prior written consent of the other Party and any purported assignment or other transfer without such consent shall be void and unenforceable.

Section 9.13 Disclosure Schedules. Any matter disclosed by Seller in the Seller Disclosure Schedules pursuant to any Section of this Agreement shall be deemed to have been disclosed by Seller for purposes of each other Section of this Agreement to which the relevance of such disclosure is reasonably apparent on its face.

Section 9.14 No Consequential Damages. If the Closing occurs, under no circumstances thereafter shall any Party be entitled to recover from any other Party punitive, exemplary, treble, special, indirect, consequential, remote or speculative damages or lost profits under this Agreement or any other Transaction Document.

Section 9.15 Timing. If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next day which is a Business Day.

Section 9.16 Counterparts. This Agreement and any amendment, restatement, supplement or other modification hereto or waiver hereunder, (i) may be executed in any number of counterparts (including by means of facsimile or email in .pdf format), each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement and (ii) to the extent signed and delivered by means of a facsimile machine or scanned pages via e-mail, shall be treated in all manner and respect as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person.

Section 9.17 Interpretation. The section headings in this Agreement are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provision hereof. The disclosure of any matter in the Schedules hereto shall be deemed to be a disclosure for all purposes of this Agreement to which such matter could reasonably be likely to be pertinent, but shall expressly not be deemed to constitute an admission by Seller or Purchaser, or to otherwise imply, that any such matter is material for the purposes of this Agreement.

Section 9.18 No Recourse. Except as expressly set forth in the Confidentiality Agreement or the Escrow Agreement, all claims, obligations, liabilities, or causes of action (whether at Law, in equity, in contract, in tort or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and such representations and warranties are those solely of) the Parties. No Person who is not a Party, including any current, former or future equityholder, incorporator, controlling person, general or limited partner, member, Affiliate, assignee or representative of any Party, or any current, former or future equityholder, incorporator, controlling person, general or limited partner, Affiliate, assignee or representative of any of the foregoing or any of their respective successors, predecessors or assigns (or any successors, predecessors or assigns of the foregoing) (collectively, the “Non-Party Affiliates”), shall have any liability (whether in Law or in equity, whether in contract or in tort or otherwise) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach (other than as expressly set forth in the Confidentiality Agreement or the Escrow Agreement), and, to the maximum extent permitted by Law, each Party hereby waives and releases all claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach (other than as expressly set forth in the Confidentiality Agreement or the Escrow Agreement) against any such Non-Party Affiliates. Without limiting the foregoing, to the maximum extent permitted by Law, except to the extent otherwise expressly set forth in the Confidentiality Agreement or the Escrow Agreement, (a) each Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available, whether at Law, in equity, in contract, in tort or otherwise, to avoid or disregard the entity form of a Party or otherwise impose liability of a Party on any Non-Party Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise, in each case arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach (other than as expressly set forth in the Confidentiality Agreement or the Escrow Agreement); and (b) each Party disclaims any reliance upon any Non-Party Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement. Notwithstanding anything to the contrary contained herein or otherwise, after the Closing, no party may seek to rescind this Agreement or any of the transactions contemplated hereby.

Section 9.19 Provision Respecting Legal Representation. Purchaser (on its behalf and, from and after the Closing, on behalf of the Company Group) hereby waives, and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with ST&B representing the Seller or any Seller Related Party after the Closing as such representation may relate to Purchaser, the Company Group or the transactions contemplated by this Agreement. Purchaser (on its behalf and, from and after the Closing, on behalf of the Company Group) hereby agrees that, in the event that a dispute arises after the Closing between the Purchaser or the Company Group, on the one hand, and Seller or any Seller Related Party, on the other hand, ST&B may represent any or all of Seller or any Seller Related Party in such dispute even though the interests of Seller or the Seller Related Parties may be directly adverse to Purchaser, the Company Group or any of their respective Affiliates, and even though ST&B formerly may have represented the Company Group in a matter substantially related to such dispute. In addition, all communications involving attorney-client confidences by Seller, the Company Group or the Seller Related Parties in the course of the negotiation, documentation and consummation of the transactions contemplated hereby shall be deemed to be attorney-client confidences that belong solely to Seller and the Seller Related Parties (and not Purchaser or the Company Group). Accordingly,

Purchaser and the Company Group shall not have access to any such communications, or to the files of ST&B relating to the engagement described in this Section 9.19, whether or not the Closing shall have occurred. Without limiting the generality of the foregoing, upon and after the Closing, (i) Seller and the Seller Related Parties (and not Purchaser, the Company Group or their respective Affiliates) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of Seller, the Company Group or their respective Affiliates shall be a holder thereof, (ii) to the extent that the files of ST&B in respect of such engagement constitute property of the client, only Seller and the Seller Related Parties (and not Purchaser, the Company Group or their respective Affiliates) shall hold such property rights and (iii) ST&B shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to Purchaser, the Company Group or their respective Affiliates by reason of any attorney-client relationship between ST&B and any of Purchaser, the Company Group or their respective Affiliates or otherwise.

Section 9.20 Guarantee. To induce Seller to enter into this Agreement, Guarantor, intending to be legally bound, hereby absolutely, unconditionally and irrevocably guarantees to Seller the due and punctual performance, payment and discharge (and not merely collection) of all obligations of Purchaser under this Agreement, including payment of the aggregate Purchase Price (including any adjustment amount pursuant to Section 2.4) and other amounts required to be paid pursuant to Section 2.3(b)) when due and payable hereunder.

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed on the date first above written.

FR NAVIGATOR HOLDINGS LLC

By:	/s/ John O’Shea Jr.
Name: John O’Shea Jr.
Title: Chief Executive Officer

[SIGNATURE PAGE TO MEMBERSHIP INTEREST PURCHASE AND SALE AGREEMENT]

NUSTAR LOGISTICS, L.P.
By:	NuStar GP, Inc., its general partner

By:	/s/ Bradley C. Barron
Name: Bradley C. Barron
Title: President and Chief Executive Officer

[SIGNATURE PAGE TO MEMBERSHIP INTEREST PURCHASE AND SALE AGREEMENT]

NUSTAR ENERGY, L.P.
By:	RiverWalk Logistics, L.P., its general partner
By:	NuStar GP, LLC, its general partner

By:	/s/ Bradley C. Barron
Name: Bradley C. Barron
Title: President and Chief Executive Officer

[SIGNATURE PAGE TO MEMBERSHIP INTEREST PURCHASE AND SALE AGREEMENT]